    As filed with the Securities and Exchange Commission on ___________, 2000

                                               Registration No. ________________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        The Singing Machine Company, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

             Delaware                                     5065                        95-3795478
 --------------------------------            -----------------------------        ------------------
  (State or other jurisdiction                     (Primary Standard                 (IRS Employer
 of incorporation or organization)             Industrial Classification)         Identification No.)


                                 6601 Lyons Road
                                  Building A-7
                             Coconut Creek, FL 33073
                            Telephone: (954) 596-1000
                            Facsimile: (954) 596-2000

          (Address and telephone number of principal executive offices)

                          ----------------------------

                                    Copy to:

                              David A. Carter, Esq.
                              David A. Carter, P.A.
                                2300 Glades Road
                              Suite 210, West Tower
                            Boca Raton, Florida 33431
                            Telephone: (561) 750-6999
                            Facsimile: (561) 367-0960


   Approximate Date of Commencement of Proposed Sale to the Public: As Soon as practicable after the Registration Statement becomes effective.


================================================================================

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Registration Statement is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
Title of Each Class of                              Proposed Maximum        Proposed Maximum
   Securities to be           Amount to be         Offering Price per      Aggregate Offering     Amount of Registration
      Registered             Registered (1)            Security(2)              Price(2)                   Fee
------------------------------------------------------------------------------------------------------------------------
     Common Stock              2,447,249                 $3.50               $8,565,371.50              $2,261.25
------------------------------------------------------------------------------------------------------------------------

-------------------

(1) Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of common stock as may become issuable by reason of stock splits, stock dividends and other adjustments to the securities registered hereby.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.




     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting on offer to buy these securities in any state where the offer or sale is not permitted.

                Subject to Completion, Dated February ____, 2000


PROSPECTUS



                        2,447,249 shares of Common Stock


                                [GRAPHIC OMITTED]




         This is an offering of 2,447,249 shares of common stock of The Singing Machine Company, Inc., held by certain of our Securityholders. Of the 2,447,249 shares being offered by the Selling Securityholders, 284,500 shares are issuable upon exercise of Options owned by certain of the Selling Securityholders, 1,000,000 shares are issuable upon the conversion of preferred stock owned by certain of the Selling Securityholders, 723,200 shares are issuable upon exercise of Warrants held by certain of the Selling Securityholders, and 439,549 Shares comprise common stock held by certain Selling Securityholders. We will not receive any proceeds from the sale of the Shares, but we will receive proceeds from the Selling Securityholders if they exercise their Warrants and Options.

         Our common stock is quoted on the OTC Bulletin Board under the symbol "SING". On __________, 2000, the closing bid price per share of our common stock as reported by the OTC Bulletin Board was $_____.

         This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is ___________, 2000.

                                TABLE OF CONTENTS


Prospectus Summary...................................................
Risk Factors.........................................................
Use of Proceeds......................................................
Dividend Policy......................................................
Market Price of Common Stock.........................................
Selected Financial Data..............................................
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.........................
Business.............................................................
Management...........................................................
Certain Transactions.................................................
Principal Securityholders............................................
Description of Securities............................................
Selling Securityholders..............................................
Plan of Distribution.................................................
Legal Matters........................................................
Experts..............................................................
Where You Can Find Additional Information............................
Index to Consolidated Financial Statements...........................



We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sale made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of The Singing Machine Company, Inc. have not changed since the date hereof.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                               PROSPECTUS SUMMARY


         The following summary may not contain all the information that may be important to you. Before making an investment decision, you should read this entire prospectus. Upon the completion of this offering, the only class of our capital stock outstanding will be our common stock. Except where otherwise indicated, all information in this prospectus assumes the conversion of all Warrants, Options, and Preferred Stock into common stock. In this prospectus, the "Company", "The Singing Machine", "we", "us" and "our" refer to The Singing Machine Company, Inc., unless the context otherwise requires.

                                   The Company

         We incorporated in Delaware in 1994, and together with our wholly owned subsidiary, International (SMC) HK, Ltd., engage in the production and distribution of karaoke audio software and electronic recording equipment. Our electronic karaoke machines and audio software products are marketed under The Singing Machine(R) trademark. Our corporate offices are located at 6601 Lyons Road, Building A-7, Coconut Creek, Florida 33073, and our telephone number is
(954) 596-1000.


                                  The Offering

Common stock offered.................................2,447,249 shares of Common Stock

Common stock issued and
 outstanding prior to this offering..................2,931,975

Common stock issued and
 outstanding after this offering.....................4,939,675 (1)

Use of proceeds......................................Expansion of music library, purchase of tooling for new machine models, and other general corporate purposes

----------------------

(1) assuming full exercise of all Options and Warrants and full conversion of the Preferred Stock.

                         Selected Financial Information

         The selected financial information set forth below is derived from, and should be read in conjunction with, the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus. See "Consolidated Financial Statements")

Income Statement Items

                                                                             Nine Months Ended
                                                   Year Ended March 31,        December 31,
                                                    1998        1999        1998          1999
                                                 ----------   --------    --------      ---------
                                                                                        (Unaudited)
                                                      (In thousands, except per share data)
     Net Sales                                     $ 6,056    $ 9,548      $ 8,504      $ 16,968
     Cost of Sales                                   5,052      7,029        6,351        12,495
     Selling, General and
       Administrative Expenses                       2,642      1,545        1,125         1,922
     Income (loss) from operations                  (1,638)       974        1,027         2,551
     Interest income, interest
       expense and other income                       (147)      (220)        (159)         (380)
     Extraordinary item                              4,490        -            -             -
     Income before income tax benefit                2,705        754          868         2,171
     Net tax benefit                                   -          170          -             -

     Net income                                    $ 2,705     $  924        $ 868       $ 2,171

    Net income per common share
      basic                                        $  7.16     $  .37       $  .35       $   .75

     Net income (loss) per common
       share diluted                               $  7.16     $  .36       $  .35       $   .53

     Shares used in computing net
       income (loss) per common
       share - basic                                   378      2,475        2,468         2,899

     Shares used in computing net
       income (loss) per common
       share - diluted                                 378      2,592        2,468         4,110


Balance Sheet Items

                                                                         Nine Months      As adjusted
                                                    Year Ended              Ended         for Exercise
                                                     March 31,           December 31,    of Options and
                                                1999         1998            1999          Warrants(1)
                                              ---------   ----------     -------------    ------------
                                                                                           (Unaudited)
                                                                 (In thousands)

     Cash (including restricted cash)        $   49       $    8            $   833             $ 2,183
     Total current assets                     1,813          847              6,075               7,425
     Working capital (deficit)                  399         (370)             3,948               5,298
     Total Assets                             2,379        1,555              6,611               7,961
     Current liabilities                      1,415        1,218              2,127               2,127
     Long term obligations                      -            -                  -                   -
     Total shareholders' equity              $  965       $   25            $ 4,484             $ 5,834

--------------------------------------------
(1)  Adjusted to reflect the exercise of all Options and Warrants.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. These factors, among others, may cause actual results, events, or performance to differ materially from those expressed in any forward-looking statements made in this registration.

         If any of the following events actually occurs, our business, financial condition, or operating results could be materially and adversely affected. In such case, the value of your investment may decline, and you may lose all or part of your investment.


We have a limited post        On April 11, 1997, we filed a voluntary Chapter 11
bankruptcy operating     bankruptcy petition in the United States Bankruptcy
history upon which you   Court for the Southern District of Florida seeking to
may evaluate us.         reorganize our company. Our Amended Plan of
                         Reorganization (the "Plan") was confirmed by the Bankruptcy Court on March 17, 1998. For the fiscal year ended March 31, 1999, we had a net profit of $924,000.
                         For the six month period ended September 30, 1999, we had a net profit of $1,056,000. There is no assurance that we will continue to operate at a profit in the future.


We do no generate            At our current level of development, we do not
enough cash from        generate net cash from operations sufficient to meet
operations to fund our  our rapid growth. To fund our growth plan, we require
growth plan.            either additional financing or a restructure of our
                        credit facilities to meet the ongoing liquidity needs of our operations. There can be no assurance, however, that our liquidity goals will be reached in the immediate future, if ever.


We have significant          We may need to raise significant additional funds
future capital needs    beginning in 2000 to expand our concept. To fund our
which are subject to    rapid sales growth, we will need to raise $2,000,000 in
the uncertainty of      the form of additional capital or a credit facility. If
additional financing    adequate funds are not available on acceptable terms,
                        or at all, we may be unable to sustain our rapid growth, which would have a material adverse effect on our business, results of operations, and financial condition.


Your investment may          If additional funds are raised through the
be diluted              issuance of equity securities, your percentage
                        ownership in the Company's equity will be reduced.
                        Also, you may experience additional dilution in net book value per share, and the equity securities may have rights, preferences, or privileges senior to those of yours.

Our ability to manage         To manage our growth, we must implement systems,
growth could hurt our    and train and manage our employees. We may not be able
business                 to implement these action items in a timely manner, or
                         at all. Our inability to manage growth effectively could have a material adverse effect on our business operating results, and financial conditions. There can be no assurance that we will achieve our planned expansion goals, manage our growth effectively, or operate profitably.


Our inability to              The business in which we are engaged is highly
compete and maintain     competitive. In addition, we must compete with all
our niche in the         other existing forms of entertainment including, but
entertainment industry   not limited to, motion pictures, video arcade games,
could hurt our business  home video games, theme parks, nightclubs, television and prerecorded tapes, CD's and video cassettes.
                         Competition in the Company's markets is based primarily on price, product performance, reputation, delivery times, and customer support. We believe that new product introduction and enhancements of existing products are material factors for our continuing growth and profitability. Many of our competitors are substantially larger and have significantly greater financial, marketing and operating resources than we have. No assurance can be given that we will continue to be successful in introducing new products or further enhancing existing products.


We rely on sales to key       As a percentage of total revenues, the Company's
customers which          net sales in the aggregate to its five largest
subjects us to risk      customers during the fiscal years ended March 31, 1998
                         and 1999, were approximately 89% and 91% respectively.
                         For the fiscal 1999 period, three major retailers accounted for 31%, 21%, and 21% each of total revenues.
                         During fiscal year 2000, the Company has made significant progress in broadening its base of customers. Although we have long- established relationships with many of our customers, we do not have long-term contractual arrangements with any of them. A decrease in business from any of our major customers could have a material adverse effect on our results of operations and financial condition.


We have significant           We sell products to retailers, including
reliance on large        department stores, lifestyle merchants, direct mail
retailers which are      catalogs and showrooms, national chains, specialty
subject to changes in    stores, and warehouse clubs. Certain of such retailers
the economy              have engaged in leveraged buyouts or transactions in
                         which they incurred a significant amount of debt, and some are currently operating under the protection of bankruptcy laws. Despite the difficulties experienced by retailers in recent years, we have not suffered significant credit losses to date. A deterioration in the financial condition of our major customers could have a material adverse effect on our future profitability.

We are subject to the         We are dependent upon foreign companies for the
risks of doing business  manufacture of all of our electronic products. Our abroad arrangements with manufacturers are subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, foreign currency fluctuations, political instability, and other factors which could have an adverse impact on the business of the Company. We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us, because other manufacturers with whom we do business would be able to increase production to fulfill our requirements. However, the loss of certain of our suppliers, could, in the short-term, adversely affect our business until alternative supply arrangements were secured. During fiscal 1998 and 1999, and the six months ended September 30, 1999, three manufacturers located in the People's Republic of China accounted for approximately all of our hardware product purchases. If Most Favored Nation ("MFN") status for China is restricted or revoked in the future, the costs of goods purchased from Chinese vendors is likely to increase. Management continues to closely monitor the situation and has determined that the production capabilities in countries outside China which have MFN status and, therefore, have favorable duty rates, would meet production needs. Such a change in suppliers may have a short-term adverse effect on operations and, possibly, earnings.


We are subject to             We have experienced, and will experience in the
seasonality which is     future, significant fluctuations in sales and operating
affected by various      results from quarter to quarter. This is due largely to
economic conditions and  the fact that a significant portion of our business is
changes resulting in     derived from a limited number of relatively large
fluctuations in          customer orders, the timing of which cannot be
quarterly results        predicted. Furthermore, as is typical in the karaoke
                         industry, the quarters ended September 30 and December
                         31 includes increased revenues from sales made during the holiday season. Additional factors that can cause our sales and operating results to vary significantly from period to period include, among others, the mix of products, fluctuating market demand, price competition, new product introductions by competitors, fluctuations in foreign currency exchange rates, disruptions in delivery of components, political instability, general economic conditions, and the other considerations described in this section. Accordingly, period-to-period comparisons may not necessarily be meaningful and should not be relied on as indicative of future performance. Historically, the third quarter of our fiscal year, the three months ended December 31, have been the most profitable quarter, and the fourth quarter of our fiscal year, the three months ended
                         March 31, have been the least profitable quarter.

Our proprietary               Our success depends on our proprietary technology.
technology may not       We rely on a combination of contractual rights,
be sufficiently          patents, trade secrets, know-how, trademarks,
protected                non-disclosure agreements and technical measures to
                         establish and protect our rights. We cannot assure you that we can protect our rights to prevent third parties from using or copying our technology.


We may be subject             We believe that we independently developed our
to claims from third     technology and that it does not infringe on the
parties for              proprietary rights or trade secrets of others. However,
unauthorized use of      we cannot assure you that we have not infringed on the
their proprietary        technologies of third parties or those third parties
technology               will not make infringement violation claims against us.
                         Any infringement claims may have a negative effect on our ability to manufacture our products.


Consumer                      Purchases of karaoke audio software and electronic
discretionary            recording equipment are considered discretionary for
spending may affect      consumers. Our success will therefore be influenced by
karaoke purchases        a number of economic factors affecting discretionary
and is affected by       consumer spending, such as employment levels, business
various economic         conditions, interest rates, and taxation rates, all of
conditions and           which are not under our control. Adverse economic
changes                  changes affecting these factors may restrict consumer
                         spending and thereby adversely affect our growth and profitability.


We depend on third            We rely on third party suppliers to produce the
party suppliers, and     parts and materials we use to manufacture our products.
if we cannot obtain      If our suppliers are unable to provide us with the
supplies as needed,      parts and supplies, we will be unable to produce our
our operations will      products. We cannot guarantee that we will be able to
be severely damaged      purchase the parts we need at reasonable prices or in a
                         timely fashion. If we are unable to purchase the supplies and parts we need to manufacture our products, we will experience severe production problems, which may possibly result in the termination of our operations.


We may not be                 The development of our business has been largely
able to attract          dependent on the efforts of Edward Steele and John
and retain key           Klecha. Although we have entered into employment
personnel                contracts with Messrs. Steele and Klecha, the loss of
                         the services of either of these individuals could have a material adverse affect on the Company. We believe that our future success also will depend significantly upon our ability to attract, motivate, and retain additional highly skilled managerial personnel.
                         Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting, assimilating, and retaining the personnel we require to grow and operate profitability.

There is only a limited       Our securities are currently not listed in the
market for our stock     Nasdaq Small Cap Market. Our Common Stock is traded on
and we cannot assure a   the OTC Bulletin Board under the symbol "SING". As a
more significant market  result, an investor may find it more difficult to
will ever develop        dispose of, or to obtain accurate quotations as to the
                         market value of, our Common Stock.


Our securities may            If no exclusions from the definition of a "penny
be subject to "penny     stock" under applicable SEC regulations are available,
stock" trading           our securities would be subject to the penny stock
requirements             rules, which impose additional sales practice
                         requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. Consequently, the ability of broker-dealers to sell our securities to prospective purchasers and your ability to sell your securities in the secondary market may be limited.

                                 USE OF PROCEEDS

         The Company will receive no proceeds from the sale of the Shares by the Selling Securityholders. The Company will receive net proceeds of approximately $1,349,655 if all our Options and Warrants are exercised.

         We currently intend to use the proceeds, assuming all Warrants and Options are exercised, approximately as set forth below:

Use                                                              Amount            Percent
---                                                              ------            -------
Expansion of Music Library                                     $  100,000              7.4%

Tooling for New Products                                          200,000             14.8%

Working Capital and other General Corporate Purposes            1,049,655             77.8%
                                                                ---------          -------

                                                       TOTAL   $1,349,655           100.00%


         The foregoing represents our best estimate of the allocation of the proceeds of the offering based upon the present state of our business, operations, and plans, and current business conditions. We will have broad discretion to determine the use of a substantial portion of the proceeds of the offering. Conditions may develop which could cause us to reallocate proceeds from the categories listed above.

         Pending the above uses, we will invest the net proceeds in government securities and other short-term, investment-grade, interest-bearing instruments. The proceeds received from the exercise of the Warrants will be used entirely by us and will not benefit parties affiliated with us.

                                 DIVIDEND POLICY

         Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. We do not anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid by the Company.

                          MARKET PRICES OF COMMON STOCK

         Our Common Stock trades on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "SING". Set forth below is the range of high and low bid information for the Company's Common Stock for the two most recent fiscal years. This information represents prices between dealers and does not reflect retail mark-up or mark-down or commissions, and may not necessarily represent actual market transactions.

Fiscal Period                                                 *High Bid                *Low Bid
1998:
-----
First Quarter (April 1 - June 30, 1997)                        $0.60                     $0.60
Second Quarter (July 1 - September 30, 1997                     0.60                      0.60
Third Quarter (October 1 - December 31, 1997                    0.60                      0.60
Fourth Quarter (January 1 - March 31, 1998)                     2.50                      0.60

1999:
-----
First Quarter (April 1 - June 30, 1998)                        $1.01                     $0.17
Second Quarter (July 1 - September 30, 1998)                    0.73                      0.43
Third Quarter (October 1 - December 31, 1998)                   0.50                      0.43
Fourth Quarter (January 1 - March 31, 1999)                     2.50                      0.48

2000:
-----
First Quarter (April 1 - June 30, 1999)                        $2.81                     $1.34
Second Quarter (July 1 - September 30, 1999)                    2.00                      1.63
Third Quarter (October 1 - December 31, 1999)                   2.13                      1.63
Fourth Quarter (January 1, 2000 - _________, 2000)


*All data has been adjusted to reflect a one-for-ten reverse split for the Company's Common Stock which was effected on April 1, 1998.

         On _________________, 2000, the closing sale price of our Common Stock as reported on the OTC Bulletin Board was $___ per share.

         As of December 31, 1999, there were approximately 311 record holders of our outstanding Common Stock. Moreover, additional shares of our Common Stock are held for stockholders at brokerage firms and/or clearing houses, and therefore, the Company was unable to determine the precise number of beneficial owners of our Common Stock as of December 31, 1999.

                             SELECTED FINANCIAL DATA

Income Statement Items
----------------------

                                                                                        Nine Months Ended
                                                       Year Ended March 31,                December 31,
                                                        1998        1999        1998          1999
                                                      --------    --------    --------      ------
                                                                                            (Unaudited)
                                                         (In thousands, except per share data)
     Net Sales                                        $ 6,056     $ 9,548      $ 8,504      $ 16,968

     Cost of Sales                                      5,052       7,029        6,351        12,495

     Selling, General and
       Administrative Expenses                          2,642       1,545        1,125         1,922

     Income (loss) from operations                     (1,638)        974        1,027         2,551

     Interest income, interest
       expense and other income                          (147)       (220)        (159)         (380)

     Extraordinary item                                 4,490         -            -             -

     Income before income tax benefit                   2,705         754          868         2,171

     Net tax benefit                                      -           170          -             -

     Net income                                       $ 2,705      $  924       $  868       $ 2,171

     Net income per common share
      basic                                           $  7.16      $  .37       $  .35       $   .75

     Net income (loss) per common
       share diluted                                  $  7.16      $  .36       $  .35       $   .53

     Shares used in computing net
       income (loss) per common
       share - basic                                      378       2,475        2,468         2,899

     Shares used in computing net
       income (loss) per common
       share - diluted                                    378       2,592        2,468         4,110


Balance Sheet Items
-------------------

                                                                         Nine Months      As adjusted
                                                    Year Ended              Ended         for Exercise
                                                       March 31,          December 31,   of Options and
                                                1999         1998            1999          Warrants(1)
                                              ---------   ----------     -------------    ------------
                                                                                           (Unaudited)
                                                                 (In thousands)

     Cash (including restricted cash)          $   49       $    8          $   833          $ 2,183
     Total current assets                       1,813          847            6,075            7,425
     Working capital (deficit)                    399         (370)           3,948            5,298
     Total Assets                               2,379        1,555            6,611            7,961
     Current liabilities                        1,415        1,218            2,127            2,127
     Long term obligations                        -            -                -                -
     Total shareholders' equity                $  965       $   25          $ 4,484          $ 5,834

--------------------------------------------
(1)  Adjusted to reflect the exercise of all Options and Warrants

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes appearing elsewhere in this prospectus.

Results of Operations

         The following table sets forth, for the periods illustrated, certain statements of operations data expressed as percentages of total revenues.

                                                                                 Nine Months Ended
                                                       Year Ended March 31,          December 31,
                                                         1999        1998         1999         1998
                                                      ----------  ----------    --------      ------
                                                                                      (Unaudited)
     Net Sales                                          100%         100%         100%          100%

     Cost of goods sold                                 73.6         83.4         73.6          74.7

     Selling, General and
       Administrative Expenses                          16.2         43.6         11.3          13.2

     Income (loss) from operations                      10.2        (27.0)        15.0          12.1

     Interest income, interest
       expense and other income                          2.3          2.4          2.2           1.9

     Extraordinary item                                  -           74.1          -             -

     Income before income tax benefit                    7.9         44.7         12.8          10.2

     Income tax benefit                                  1.8           -           -             -

     Net income (loss)                                   9.7         44.7         12.8          10.2


Nine Months Ended December 31, 1999 as Compared to Nine Months Ended December 31, 1998

         Revenues - Total revenues increased by approximately $8,462,705 or 99% during the first nine months of fiscal 2000 compared to the first nine months of fiscal 1999. The increase in revenues can be attributed to a growing popularity of the Company's CD Plus Graphics machines, as well as a growing market for the music used in these machines. The CD Plus Graphics machines can be easily attached to the consumer's television set. When a special CD, which includes graphics, is played on the machine, the lyrics can be seen on the television screen for ease of following along with the music.

         Gross Profit - Gross profit for the first nine months of fiscal 2000 increased approximately 208% from $2,152,492 for the first nine months of fiscal 1999 to $4,472,876. The increased gross profit is in direct proportion to the increase in sales for this period and therefore, the reasoning for increased revenues can be carried to gross profit also.

         Selling, General Administrative Expenses - Selling, general & administrative expenses increased approximately $797,000 or 71%, during the first nine months of fiscal 2000 compared to the first nine months of fiscal 1999. The increase is primarily due to the increase in sales related expenses, including commissions, royalties and advertising. There is also a slight increase in salary related expenses due to an increase in office staff.

         Depreciation and Amortization Expenses - Depreciation and amortization expense increased approximately $34,886 or 72% for the nine months ended December 31, 1999, as compared to the same period of the prior year. The increase can be attributed to the addition of year 2000 compliant computer equipment and leasehold improvements for the new facility. Another factor contributing to the increase is the amortization of reorganization intangibles. These intangibles came about as a result of the Fresh Start Accounting beginning in the fiscal year 1998. The remainder of these intangibles will continue to be amortized over the next thirty- nine (39) months.

         Other Expenses - Net interest expense increased approximately $32,000 during the first nine months of fiscal 2000 compared to the same period a year ago. The increase can be attributed to the increased use of credit line facilities to fund the inventory necessary to meet demand of the Company's product.

         Loss on sales of accounts receivable was 2.0% and 1.8% of total revenues during the first nine months of fiscal 2000 and 1999 respectively. The loss increased from $156,574 in fiscal 1999 to $347,689 in fiscal 2000. The increase is due primarily to the increase in sales and invoices factored during the first nine months of fiscal 2000.


The Year Ended March 31, 1999 As Compared to the Year Ended March 31, 1998

         Revenues - Total revenues increased to $9.5 million for the fiscal year ended March 31, 1999, compared to the $6.1 million reported for fiscal 1998. The increase was primarily due to increased funding and lines of credit established during the fiscal year ended March 31, 1999, to purchase additional inventory and the introduction and subsequent sales of two (2) new CD with graphics players and innovative music packages.

         Gross Profit - Gross profit increased $1.51 million or 151% to $2.52 million in fiscal year ended 1999 or 26.4% of net sales from $1.1 million or 16.6% of net sales in fiscal year end 1998. The overall increase in gross profit was attributable to the significant increase in net sales. The increase in the gross profit margin of 9.8% of net sales was due primarily to the increased sales of new models of CDG players and CDG music with higher margins than some of our other products.

         Selling, General Administrative Expenses - Selling, general and administrative expenses decreased $1.10 million or 58.5% to $1.54 million, or 16.2% of net sales in fiscal year end 1999, from $2.64 million or 43.6% of net sales, in fiscal year end 1998. This decrease was primarily due to management's commitment to reduce total overhead and write off various intangible assets during the reorganization under Chapter 11 of fiscal year 1998. As a result of the emergence from bankruptcy legal and accounting fees were reduced significantly. We also had significant reductions in temporary help, rent, advertising, insurance and maintenance expense as a result of the downsized facility. Warehousing operations were moved to a west coast warehouse, reducing the Florida warehousing requirements and reducing ocean freight costs of hardware sold during fiscal year end 1999.

         Depreciation and Amortization Expenses - Depreciation and amortization expense decreased approximately $34,000 to $144,234 during the fiscal year ended March 31, 1999. The decrease was primarily due to full depreciation of certain tools during fiscal year 1998 and the continued use of those tools during fiscal year 1999 after their value was fully depreciated.

         Other Expenses - Net interest expense increased approximately $101,000 to $222,000 during fiscal year end 1999 compared to $121,000 during fiscal year end 1998. During fiscal year end 1999, we were able to acquire various short term loans to purchase inventory which contributed toward higher sales.

         Loss on sales of accounts receivable was 2.3% and 1.5% of total revenues for the fiscal years 1999 and 1998, respectively. Although more accounts receivable were factored during fiscal year 1999 versus fiscal year 1998, we were able to change factors during May of 1998 resulting in a lower factoring rate.

         Net income for fiscal 1999 was approximately $924,000 versus a loss of $1,785,000 for fiscal year 1998. Management has significantly reduced overhead and been able to increase gross margins through new product introductions and innovative marketing and packaging programs.

The Year Ended March 31, 1998 As Compared to the Year Ended March 31, 1997

         Revenues - Total revenues dropped to $6.2 million for the fiscal year ended March 31, 1998, compared to the $10.7 million reported for fiscal 1997. The decrease was primarily attributable to limited funding to purchase additional inventory during operations under Chapter 11 federal bankruptcy.

         Gross Profit - Cost of equipment sales for the year ended March 31, 1998 decreased from $3,326,000 for fiscal 1997. The cost of music sales decreased $777,000 for the year ended March 31, 1998 from fiscal 1997. This decrease in the cost of music sales reflects approximately $529,000 in adjustment to inventory values during fiscal year 1997 and the reduced cost of returns from distributors during fiscal year 1998.

         Selling, General Administrative Expenses - Other operating expenses decreased approximately $396,000 or 69% for fiscal 1998, compared to the prior year. The decrease reflects management's efforts to control operating expenses and primarily reflects lower warehouse rent, occupancy costs, and warehouse personnel expense.

         Selling, general and administrative expenses ("SG&A expenses") decreased $87,000 or 4% for fiscal 1998 compared to fiscal 1997. This decrease was primarily due to management's commitment to reduce total overhead. Categories which decreased include salaries and benefits, promotional expenses including catalog, advertising and show/convention costs, product development, travel and entertainment, and insurance. These decreases were partially offset by higher professional fees.

         Depreciation and Amortization Expenses - Depreciation and amortization expense decreased approximately $223,000 or 56% to $177,000 during the fiscal year ended March 31, 1998. The decrease was primarily due to the write-off of certain fixed assets, trademark and costs in excess of net assets (goodwill) as of March 31, 1998 and 1997.

         Other Expenses - As a result of the significant decline in music sales during fiscal 1997 and 1998, the Company reviewed the carrying value of costs in excess of net assets acquired (goodwill) and trademarks carried on its balance sheet. As a result of this review, the Company recorded a reduction in the carrying value of such asset relating to music sales in the amount of $1,081,000 for fiscal 1997, which amount was charged to operations.

         The operating loss for fiscal 1998 was approximately $1.6 million, which was a reduction of $2.9 million from fiscal 1997. As a percentage of total revenues, the operating loss decreased to 24% for fiscal 1998 from 32% in the prior year. Excluding accounting adjustments, the fiscal 1997 operating loss would have been $1.3 million. Gross profit as a percentage of sales continues to increase, and during fiscal year 1999, the Company has secured sufficient capital to fund inventory purchases and increase sales. The improvement in gross profit from music sales was primarily because of management's change in policy to reduce returned merchandise and the impact of inventory valuation adjustments in the prior year.

         Net interest expenses decreased $145,000 or 84% from the prior year due to a stay of interest as a result of the bankruptcy filing and subsequent reorganization.

         Loss on sales of accounts receivable was 1.5% and 2.2% of total revenues for the fiscal years 1998 and 1997, respectively. The decrease of approximately $140,000 was primarily because of a decrease in sales.

Liquidity and Capital Resources

         Liquidity - At December 31, 1999, the Company had current assets of $6,075,091, compared to $1,813,098 at March 31, 1999; total assets of $6,610,985 as compared to $2,379,335 at March 31, 1999; current liabilities of $2,126,916 as compared to $1,414,595 at March 31, 1999, and a current net worth of $4,484,069 as compared to $964,740 at March 31, 1999. The increase is primarily due to additional capital raised through the sale of preferred shares of the Company in a Private Placement Offering during the quarter ended June 30, 1999 (See Note 4 to Financial Statements), and the increase in net income for the nine months ended December 31, 1999.

         Capital Resources - The Company has obtained significant financing for continuing operations and growth. Five specific lines of credit have been opened, two financing agreements in Hong Kong and three financing agreements through its U.S. operations.

         Effective May 19, 1999, the Company, through its Hong Kong subsidiary, International SMC(HK) Ltd., obtained a credit facility of (US) $2,000,000 from Belgian Bank, Hong Kong, a subsidiary of Generale Bank, Belgium. This facility is a revolving line based upon drawing down a maximum of 15% of the value of export letters of credit lodged with Belgian Bank. There is no expiration except that Belgian Bank reserves the right to revise the terms and conditions at the Bank's discretion. The cost of this credit facility is the U.S. Dollar prime rate plus 1.25%. Repayment of principal plus interest shall be made upon negotiation of the export letters of credit, but not later than ninety (90) days after the advance.

         Effective July 7, 1999, through our Hong Kong subsidiary, International SMC(HK) Ltd., we obtained a credit facility of $300,000 (US) from Hong Kong Bank. This facility is a revolving line based upon drawing down a maximum of 15% of the value of export letters of credit lodged with Hong Kong Bank. There is no expiration except that Hong Kong Bank reserves the right to revise the terms and conditions at the Bank's discretion. The cost of this credit facility is the U.S. dollar prime rate plus 1.50%. Repayment of principal plus interest shall be made upon negotiation of the export letters of credit, but not later than ninety
(90) days after the advance.

         We entered into a factoring agreement, dated December 1, 1999, with Main Factors, Inc. ("Main Factors") pursuant to which Main Factors purchases certain accounts receivable. Under the agreement, Main Factors purchases certain selected accounts receivable from us and advances to us 70% - 85% of the face value of those receivables. The accounts receivable are purchased by Main Factors without recourse and Main Factors therefore performs an intensive credit review prior to purchase the receivable. The factoring agreement is personally guaranteed by John Klecha, our Chief Operating Officer and Chief Financial Officer.

         We are charged a fixed percentage fee of the invoice. The purchase of our receivables by Main Factors is absolute and is a true sale of receivables. Main Factors has placed no maximum limit on the amount of accounts receivable they will purchase.

         We also entered into an agreement on July 19, 1999, with EPK Financial Corporation ("EPK") whereby EPK will open letters of credit with the Company's factories to import inventory for distribution to our customers. This allows us to purchase domestic hardware inventory for distribution to customers in less than container load quantities and provides the flexibility to customers of not opening a letter of credit in our favor. The selling price to these customers is considerably higher because we pay financing costs to EPK and incurs costs of ocean freight, duty, and handling charges. Upon shipment of product from these financed transactions, the receivables are factored by Main Factor, thereby buying the shipments and related interest from EPK.

         We pay EPK a flat fee per transaction, which is negotiated for each shipment, and the maximum purchase price per transaction is $1,000,000. There has been no maximum total shipments established under this agreement. Main Factors has entered into this agreement as a third party agreeing to purchase all receivables invoiced under these transactions. The transactions financed by EPK are supported by personal guarantees of Edward Steele, our Chairman and Chief Executive Officer and John Klecha, our Chief Operating Officer, and Chief Financial Officer. The agreement is in effect until July 1, 2001, unless terminated by either party upon thirty (30) days written notice.

         On September 1, 1999, we received a $1,000,000 letter of credit facility from Bank Julius Baer of New York. This facility is used to open letters of credit to its factories. This allows us to purchase additional karaoke hardware inventory to sell from its domestic warehouses during the fiscal third quarter. This facility is supported by a $200,000 fixed deposit and a corporate repayment guaranty.

         We have no present commitment that is likely to result in liquidity increasing or decreasing in any material way. In addition, we know of no trend, additional demand, event or uncertainty that will result in, or that are reasonably likely to result in, liquidity increasing or decreasing in any material way.

         We have no material commitments for capital expenditures. We know of no material trends, favorable or unfavorable, in our capital resources. We have no additional outstanding credit lines or credit commitments in place and has no additional current need for financial credit.

Year 2000

         All of our computer systems are Year 2000 compliant. The Year 2000 compliance issue has not and it is anticipated that it will not pose operational problems.

                                    BUSINESS

Cautionary Statement Relating
to Forward Looking Information

         We have included some forward-looking statements in this section and other places in the prospectus regarding our expectations after completion of this offering. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievements, or industry results, to be materially different from any future results, levels of activity, performance or achievements express or implied by these forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies involve risks and uncertainties. You should read statements that contain these words carefully because they:

         o discuss our future expectations
         o contain projections of our future operating results or of our future financial condition; or
         o state other "forward looking" information

         We believe it is important to communicate our expectations to you, but events may occur in the future over which we have no control and which we are not accurately able to predict.

Introduction to Business

         The Singing Machine Company, Inc. (the "Company", "we", or "us") is engaged in the distribution and marketing of electronic karaoke audio equipment which plays backing tracks (music without lyrics) of popular songs and records the vocal accompaniment of professional and amateur singers to those backing tracks. We contract for the manufacture of all electronic equipment products with manufacturers located in the Far East. We also produce and market karaoke audio software, including CD plus, graphics, and audio cassette tapes containing music and lyrics of popular songs for use with karaoke recording equipment. One track of those tapes offers complete music and vocals for practice and the other track is instrumental only for performance by the participant. Virtually all audio cassette software sold by us are accompanied by printed lyrics, and our karaoke CD's with graphics contain lyrics which appear on the video screen. We contract for the reproduction of audio cassette software, which is produced by us or by an independent producer.

         We were incorporated in California in 1982. We originally sold our products exclusively to professional and semi-professional singers. In 1988, we began marketing karoake equipment for home use. We believe we were the first to offer karaoke electronic recording equipment and audio software for home use in the United States.

         In May 1994, we merged into a wholly-owned subsidiary incorporated in Delaware with the same name. As a result of that merger, the Delaware corporation became the successor to the business and operations of the California corporation and retained the name The Singing Machine Company, Inc.

Bankruptcy Reorganization

         On April 11, 1997, we filed a voluntary bankruptcy petition in the United States Bankruptcy Court for the Southern District of Florida seeking relief pursuant to 11 U.S.C. Chapter 11. Our First Amended Plan of Reorganization (the "Plan") was confirmed by the Bankruptcy Court on March 17, 1998. The material terms of the Plan permitted us to issue to unsecured creditors securities in our newly reorganized company in payment of pre-petition claims and, further, to reduce by 90% the equity interests of pre-petition Securityholders, Warrantholders, and Optionholders.

         As a result of the bankruptcy reorganization, we were able to effectively reduce the size of our corporate offices, warehousing operations, personnel, and inventory resulting in an aggregate savings of $18,000 per month. During the Chapter 11, we were able to retain our core customer base of major retail accounts as well as begin a new customer relationship with Best Buy. We were also able to settle certain pending legal matters through the Plan which, when viewed with the fact that over ninety percent (90%) of the unsecured creditors converted debt to equity in our company, resulted in a significant reduction of liabilities on our post-reorganization balance sheet. As of June 10, 1998, we had fully implemented the Plan.


Product lines

         We currently have a product line of 11 different models of recording and playback units incorporating such features as a CD graphics player, graphic equalizer and high-output stereo amplifier and markets its products under its registered trademark, The Singing Machine(R). We also license our trademark, on a non-exclusive basis, to others for sale around the world. We believe that we are the only major company in the karaoke industry in the United States which sells both hardware and software.

         The 11 different models of electronic recording and playback equipment sell at retail prices ranging from $30 for basic units to $400 for semi-professional units with CD plus graphics player sound enhancement, graphic equalizers, echo tape record/playback features, and multiple inputs and outputs for connection to compact disc players and video cassette records. We currently offer our audio software in two formats - multiplex cassettes and CD plus graphics with retail prices ranging from $6.95 to $19.95. We purchase recordings from an independent producer and currently have a song library of over 2,700 songs. Our backing track product line covers the entire range of musical tastes including popular hits, golden oldies, country, standards, rock and roll, and rap. We even have backing tracks for opera and certain foreign language recordings. During the fiscal year ended March 31, 1999, we introduced three new models of recording equipment. We are producing 40 new CDG titles and 160 songs.

The Market

         Based upon Japanese industry estimates, the karoake industry exceeds sales of $10 billion in the Far East. The current North American market for karaoke products is estimated at less than $400 million. Therefore, we believe that there is tremendous growth potential not only in the North American market, but also in South America and Europe as well.

         Although there are other electronic component competitors for our hardware products, and other audio software competitors, we believe we are the only major company specializing in karaoke category that offers complete lines of hardware including CD+graphics machines as well as an extensive software library.

Sales, Marketing and Distribution

Marketing

         We rely on managements ability to determine the existence and extent of available markets for our products. Our management has considerable marketing and sales background and devotes a significant portion of its time to marketing-related activities. We achieve both domestic and direct sales by marketing our hardware and software products primarily through our own sales force and approximately 21 independent sales representatives. Our representatives are located in various states and are paid a commission based upon sales in their respective territories. The sales representative agreements are generally one (1) year agreements which automatically renew on an annual basis, unless terminated by either party on 90 days notice. We work closely with our major customers to determine marketing and advertising plans.

         We also market our products at various national and international trade shows each year. We regularly attend the following trade shows and conventions:
CES ("Consumer Electronics Show") each January in Las Vegas; Hong Kong Electronics Show each October in Hong Kong; and the American Toy Fair each February in New York.

         Our electronic recording products and audio software are marketed under The Singing Machine(R) trademark throughout the United States, primarily through department stores, lifestyle merchants, mass merchandisers, direct mail catalogs and showrooms, music and record stores, national chains, specialty stores, and warehouse clubs. Our karaoke machines and karaoke music is currently sold in such stores as Target, J.C. Penney, Fingerhut, Best Buy, and Sears.

Sales

         As a percentage of total revenues, our net sales in the aggregate to our five largest customers during the fiscal years ended March 31, 1998 and 1999, were approximately 89% and 91% respectively. For the fiscal 1999 period, three major retailers accounted for 31%, 21%, and 21% each of total revenues. During fiscal year 2000, we made significant progress in broadening our base of customers.

         Although we have long-established relationships with many of our customers, we do not have long-term contractual arrangements with any of them. A decrease in business from any of our major customers could have a material adverse effect on our results of operations and financial condition.

         At March 31, 1999 and December 31, 1999, we had approximately $1,786,000 and $1,949,000, respectively, net of cancellations, of unfilled customer orders. The amount of unfilled orders at any particular time is affected by a number of factors, including scheduling of manufacturing and shipping of products, which in some instances is dependent on the needs of the customer.

         Returns of electronic hardware and software products by our customers are generally not permitted except in approved situations involving quality defects, damaged goods, or goods shipped in error. We sell returned hardware products in closeout markets. Our policy is to give credit to our distributors for audio software returned in conjunction with the receipt of new replacement purchase orders. The returned software is resold by us. Our credit policies are tailored to our customer base. We have not suffered significant credit losses to date.

Distribution

         We distribute hardware products to retailers and wholesale distributors through two methods: shipment of products from inventory (domestic sales), and shipments directly from our Hong Kong subsidiary or manufacturers in the Far East of products sold by our sales force (direct sales). Domestic sales, which account for substantially all of our audio software sales, are made to customers located throughout the United States from inventories maintained at our warehouse facility in Florida or directly from the software producers.

We fill domestic              1. Domestic Sales: Our strategy of selling
orders from our U.S.     products from a domestic warehouse enables us to
warehouses               provide timely delivery and serve as a "domestic
                         supplier of imported goods". We purchase electronic recording products overseas for our own account and warehouse the products in leased facilities in Florida and California. We are responsible for costs of shipping, insurance, customs clearance, duties, storage and distribution related to such warehouse products and, therefore, warehouse sales command higher sales prices than direct sales. We generally sell from our own inventory in less than container sized lots.


We fill foreign               2. Direct Sales - Hong Kong: The formation of our
orders through our       subsidiary, International SMC(HK) Ltd.
international            ("International") is attributable to the advent of
subsidiary in Hong       foreign equipment sales. Some hardware products sold by
Kong                     us are shipped directly to customers from the Far East
                         through International, a Hong Kong trading company.
                         Sales made through International are completed by either delivering products to the customers' common carriers at the shipping point or by shipping the products to the customers' distribution centers, warehouses, or stores. Direct sales are made in larger quantities (generally container sized lots) to customers in Italy, England, Canada, and the United
                         States, who pay International pursuant to their own international, irrevocable, transferable letters of creditor or on open credit with our suppliers in the Far East.


Manufacturing and Production

         The electronic recording devices sold by us are manufactured and assembled by third parties pursuant to design specifications provided by us. Our electronic recording devices are assembled by three factories in the People's Republic of China. The finished products are packaged and labeled under our registered trademark, The Singing Machine(R) brand name.

         Our products contain electronic components manufactured by other companies such as Panasonic, Toshiba, and Sony. The electronic components are installed in cabinets manufactured by three manufacturers. Certain tools and dies used in the production of certain models of the electronic audio equipment sold by us are owned by LTD.

         We presently purchase and import virtually all of our electronic recording products from three suppliers located in the People's Republic of China. In fiscal 1999 and 1998, suppliers in the People's Republic of China accounted for in excess of 88% and 91%, respectively, of the total product purchases, including virtually all of our hardware purchases. Our primary suppliers of electronic recording products are located in the Shenzen province of the People's Republic of China.

         While we purchase our products from a small number of large suppliers with whom we maintain a close alliance, all of the electronic components and raw materials used by us are available from several sources of supply, and we do not anticipate that the loss of any single supplier would have a material long-term adverse effect on our business, operations, or financial condition. To ensure our high standards of product quality and that shipping schedules are met by suppliers, we utilize Hong Kong based agents as representatives. Those agents include product inspectors who are knowledgeable about product specifications and work closely with the suppliers to verify that such specifications are met. Additionally, our key officers frequently visit suppliers for quality assurance and to support good working relationships.

         All of the electronic equipment sold by us is warranted against manufacturing defects for a period of ninety (90) days for labor and parts. All audio software sold is similarly warranted for a period of 30 days. During the fiscal years ended March 31, 1999 and 1998, warranty claims have not been material to our results of operations.

Subsidiaries

         In June 1996, we organized a wholly-owned subsidiary in Hong Kong under the name International SMC (HK) Ltd. ("International") to coordinate our production and finance in the Far East. International assists with the coordination of product shipments from China and other foreign factories as well as the negotiation of foreign letters of credit.

Competition

         Our business is highly competitive. In addition, we compete with all other existing forms of entertainment including, but not limited to, motion pictures, video arcade games, home video games, theme parks, nightclubs, television and prerecorded tapes, CD's, and video cassettes. Our financial position depends, among other things, on our ability to keep pace with such changes and developments and to respond to the requirements of our customers. Many of our competitors have significantly greater financial, marketing, and operating resources and broader product lines than we do. Our major electronic component competitors include Grand Prix, Casio, and New Tech. Our major audio software competitors are Pocket Songs and Sound Choice.

         We believe that competition in our markets is based primarily on price, product performance, reputation, delivery times, and customer support. We believe that, due to our proprietary know-how, we have the ability to develop and produce hardware and software on a cost-effective basis.

Trademarks and Licenses

         We hold federal and international copyrights to substantially all of the audio productions comprising our song library. However, since each of those productions is a re-recording of an original work by others, we are subject to both contractual and statutory licensing agreements with the publishers who own or control the copyrights of the underlying musical compositions and are obligated to pay royalties to the holders of such copyrights for the original music and lyrics of all of the songs in our library that have not passed into the public domain. Since most audio software distributed is accompanied by printed lyrics, we are also subject to written print royalty license agreements. We are currently a party to more than 13,000 different written copyright license agreements covering more than 30,000 separate copyright holders.

         The Federal Copyright Act (the "Act") creates a compulsory statutory license for all non- dramatic musical works which have been distributed to the public in the United States. Under the Act, with respect to each work included in an audio software product distributed by us under a compulsory license, we are required to pay a royalty of the greater of $0.0710 per song or $0.013 per minute of playing time or fraction thereof with respect to each item of audio software produced and distributed by us (the "Statutory Rate"). Royalties due under compulsory licenses are payable monthly. We currently have compulsory statutory licenses for approximately 200 songs in our song library.

         The Act allows a deferral of royalty payments for products sold subject to a right of return. The practice in the recorded music industry is to permit retailers to return for exchange merchandise. Accordingly, each audio production sold by us is sold subject to a right of return for credit against future purchases or exchange. Royalties are due with respect to such sales on the earlier to occur of nine months after the date of distribution or the date on which the revenue from the sale is recognized in accordance with generally accepted accounting principles. We have reached agreement on a 25% reserve with a music publisher representing over 22% of its print licenses, which agreement requires the payment of deferred royalties no later than nine months after the date of distribution. With regard to the other principal copyright royalty holders, we have deferred, and intend to continue to defer, approximately 25% of royalty payments for approximately nine months, an amount and period which we believe is appropriate for the karaoke industry.

         The majority of the songs in our song library are subject to written copyright license agreements. Our written licensing agreements for audio software ("mechanical licenses") typically provide for royalties at the Statutory Rate although some provide for lower royalty rates. Written licenses typically provide for quarterly royalty payments. We also have written license agreements for substantially all of the printed lyrics which are distributed with our audio software products ("print licenses"), which licenses also typically provide for quarterly payments of royalties at the Statutory Rate.

Government Regulation

         In the spring of 1999, the President of the United States renewed the People's Republic of China's "Most Favored Nation" ("MFN") treatment for entry of goods into the United States for an additional year. In the context of United States tariff legislation, MFN treatment means that products are subject to favorable duty rates upon entry into the United States. IF MFN status for China is restricted or revoked in the future, our cost of goods purchased from Chinese vendors is likely to increase. A resultant change in suppliers would likely have an adverse effect on our operations and, possibly, earnings, although management believes such adversity would be short- term as a result of its ability to find alternative suppliers. We continue to closely monitor the situation and have determined that the production capabilities in countries outside China which have MFN status and, therefore, have favorable duty rates, would meet our production needs.

Employees

         As of the date of this Prospectus, we had 12 full-time employees, 4 of whom were engaged in warehousing and technical support, and 8 in marketing and administrative functions.

Properties

         On March 31, 1999, we entered into a lease for an 8,000 square foot office and warehouse facility located in Coconut Creek, Florida for a term of sixty-one (61) months at a cost of $4,487 per month for the first twelve (12) month period and $4,820 for the second twelve (12) month period. Under the lease, we must pay costs for maintenance, insurance, and real estate taxes approximating $9,000 per year. We believe that the facilities are well maintained, in substantial compliance with environmental laws and regulations, and adequately covered by insurance. We also believe that the leased facility is not unique and could be replaced, if necessary, at the end of the term of the existing lease.

Legal Proceedings

         We filed a voluntary petition ("Petition") for relief under Chapter 11 of the Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court"), case number 97-22199-BKC-RBR, on April 11, 1997 (the "Petition Date"). On March 17, 1998, the U.S. Bankruptcy Court confirmed our First Amended Plan of Reorganization. The Plan has been fully implemented.

         We are not a party to any material legal proceeding, nor to the knowledge of management, are any legal proceedings threatened against us. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus.

Name                                        Age         Position
----                                        ---         --------

Edward Steele                               70          Chief Executive Officer,
                                                         President and Director

John F. Klecha                              49          Chief Operating Officer,
                                                        Chief Financial Officer,
                                                         Secretary, Treasurer
                                                         and Director

Allen Schor                                 57          Director

Josef A. Bauer                              62          Director


         All directors hold office until the next annual meeting of Securityholders or until their successors have been duly elected and qualified. With the exception of Mr. Steele and Mr. Klecha who have employment agreements with the company, our executive officers are appointed and serve at the discretion of the Board of Directors. There are no family relationships among any of our directors and executive officers. However, one of our key personnel, John Steele, our National Sales Director, is the son of Director and Chief Executive Officer Edward Steele.

         Edward Steele joined the Company in 1988 and has served as the Chief Executive Officer, President, and as a director of the Company since September 1991. From October 1988 to September 1991, Mr. Steele was responsible for the development of our electronic hardware products in the Far East and was our sales director. Prior to joining the Company, Mr. Steele served in executive capacities at a number of companies in the toy and electronics fields, including as Managing Director in charge of worldwide sales of Concept 2000, a manufacturer of consumer electronics, from 1971 to 1978; as President of Wicely Corp., a distributor of electronic toys and consumer electronics from 1978 to 1983; and as President of Justin Products Corp., an electronic toy manufacturer from 1983 to 1988.

         John Klecha has been the Chief Financial Officer, Secretary, Treasurer and a Director of the Company since October 10, 1997. Since June 28, 1999,
Mr. Klecha has served as Chief Operating Officer. Mr. Klecha is in charge of all financial, administrative, and operational functions of the Company. Prior to joining us, Mr. Klecha served in executive and senior management capacities at a number of companies in the toy and other consumer products fields, including as the senior financial and administrative executive of a privately held toy design, manufacturing and distribution company since 1987; Vice President, Director and Chief Financial Officer of Sussex Nautilus from 1984 to 1987; and Vice President of Finance and Administration for Lazzaroni Sarrono, Ltd. from 1982 to 1984.

         Allen Schor was appointed to the Board of Directors effective
June 28, 1999. Since 1969, Mr. Schor has served as the President and Chief Executive Officer of El Mar Plastics, Inc., an international marketing and production company of plastics products for the tape-recording industry headquartered in Carson, California,. Additionally, Mr. Schor is the General Manager of CD Media Masters, Inc. In 1995, CD Media Masters was formed by five
(5) international investors to create a CD master making facility. This facility is located at the El Mar Plastics, Inc. facility.

         Josef A. Bauer was appointed to the Board of Directors effective October 15, 1999. Since 1992, Mr. Bauer has been a managing director and principal stockholder of Dero Research Ltd. in Hong Kong, which serves as a manufacturer's representative for the sale of telephone and electronic products. From 1970 to 1993, Mr. Bauer served as a managing director and was a principal stockholder of Dero Research Corporation in Tokyo, Japan, which was engaged in the design, engineering and manufacture of automobile audio equipment. He served as a director from 1991 to 1994, of AmeriData Technologies, Inc., a publicly traded computer products and service company. In December 1994, Mr. Bauer was elected to the Board of Directors of Go- Video, Inc., a publicly trade video electronics manufacturer and distributor. Mr. Bauer has also served as President of Banisa Corporation, a privately owned investment company, since 1975. Mr. Bauer is also President of Magna (a position he has held since 1989) and was formerly a directors of the Company from February 1990 until September 1991, and February 1995 until May, 1998.

Board Committees

         On October 15, 1999, the Board of Directors appointed Audit and Executive Compensation/Stock Option Committees. The Audit Committee consists of Messrs. Steele, Bauer and Schor, and the Executive Compensation/Stock Option Committee consists of Messrs. Klecha, Bauer and Schor. The Audit Committee recommends the engagement of independent auditors to the board, initiates and oversees investigations into matters relating to audit functions, reviews the plans and results of audits with the Company's independent auditors, reviews the Company's internal accounting controls, and approves services to be performed by the Company's independent auditors. The Executive Compensation/Stock Option Committee considers and authorizes remuneration arrangements for senior management and grants Options under, and administers, the Company's 1994 Employee Stock Option Plan. The entire Board of Directors operates as a nominating committee.

Director's Compensation

         We currently reimburse each director for expenses incurred in connection with attendance at each meeting of the Board of Directors or a committee on which he serves. In addition, non- employee directors are entitled to be paid a fee of $1,000 for each Securityholder and board meeting attended and each Director is entitled to receive 5,000 common stock Options per year.

Limitations on Liability and Indemnification Matters

         We have adopted provisions in our articles of incorporation and bylaws that will limit the liability of our directors to the fullest extent permitted by the by the Delaware General Corporation Law. Pursuant to such provisions, no director will be liable to the Company or its Securityholders for monetary damages for breaches of certain fiduciary duties as a director of the Company. The limitation of liability will not affect a director's liability for a breach of the director's duty of loyalty to the company or its Securityholders, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, any unlawful distributions, or a transaction from which the director receives an improper personal benefit. The limitation of liability also will not affect the availability of equitable remedies such as injunctive relief or rescission.

         Our articles of incorporation will permit, and our bylaws will require, us to indemnify officers and directors to the fullest extent permitted by law. We have also entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the company, arising out of the person's services as a director or executive officer of the company or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling person based on the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Executive Compensation

         The following table sets forth annual remuneration of $100,000 or more paid for the fiscal years ended March 31, 1998 and 1999 and proposed to be paid for the fiscal year ended March 31, 2000 to certain officers and directors of the Company:

         The following table sets forth certain compensation information for the fiscal years ended March 31, 1997, 1998 and 1999 with regard to the Company's Chief Executive Officer and one other executive officer whose combined salary and bonus was in excess of $100,000 (the "Named Officers"):

                                                            SUMMARY COMPENSATION TABLE
                                                            --------------------------
                                     Annual Compensation                                 Long Term Compensation
                                     -------------------                                 ----------------------
                                                                                         Awards         Payments
                                                                                         ------         --------
                                                                         Restricted   Securities
Name of Individual                                                      Other Annual    Stock     Underlying/LTIP   All Other
and Principal Position      Year    Salary      Bonus    Compensation     Award(s)   Options/SARs    Payouts      Compensation
----------------------      ----    ------      -----       -----         -------    ------------    -------      ------------

Edward Steele              1999     $180,692   $52,369      $7,228          -0-           -0-           -0-          -0-
  President                1998     $166,500   $ 3,180      $7,200          -0-           -0-           -0-          -0-
                           1997     $170,167   $   -0-      $7,200          -0-           -0-           -0-          -0-

John Klecha                1999     $ 88,200   $26,184      $3,614          -0-           -0-           -0-          -0-
 Chief Financial Officer   1998     $ 43,654   $ 1,442      $2,100          -0-           -0-           -0-          -0-




The following table sets forth information concerning Options granted to our officers and directors during the year ended March 31, 1999, pursuant to our Stock Option Plan. No stock appreciation rights ("SAR's") were granted.


                                                              Percent of
                           Number of                          Total Options
                           Shares                             Granted to
                           Underlying                         Employees in              Exercise Price
Name of Individual         Options Granted                    Fiscal Year               Per Share         Expiration Date
------------------         ---------------                    --------------            ----------        ---------------

Edward Steele              350,000                            70.1%                     $ .43             12/9/05

John Klecha                100,000                            20.0%                     $ .43             12/9/05




         The following table sets forth information as to Options held by the executive officers named in the Summary Compensation Table

                                                                               Number of
                                                                               Securities                       Value of
                                                                               Underlying                       Unexercised
                                                                               Unexercised                      In-the-Money
                                                                               Options at                       at Fiscal
                                                                               Fiscal Year End                  Year End
                           Shares                                              ---------------                  -------------
                           Acquired                  Value                     Exercisable/                     Exercisable/
Name of Individual         Upon Exercise             Realized                  Unexercisable                    Unexercisable
------------------         -------------             --------                  ---------------                  -------------

Edward Steele                    N/A                   N/A                      7,500 / 350,000                  0 / 483,870

John Klecha                      N/A                   N/A                          0 / 100,000                  0 / 138,250



Stock Option Plans

         Under the 1994 Employee Stock Option Plan (the "Option Plan"), the Company reserved 400,000 shares of Common Stock for the grant of options. Under the Option Plan, the Board of Directors in its discretion may grant stock options to purchase common stock of the Company to officers and employees, including Directors who are employees of the Company. Of the 400,000 options, 275,000 were granted and 125,000 options remained reserved. After the Company's bankruptcy reorganization, taking into consideration the post-bankruptcy 1-for-10 reverse split, there remained 27,500 outstanding options.

         In December, 1998, the Company authorized the grant of 494,000 options subject to the approval by the Company's shareholders of the reservation of an aggregate of 600,000 options. The Company's shareholders approved the reservation of the 600,000 options in March, 1999. On November 10, 1999, 27,500 options expired unexercised.

         Therefore, of the aggregate 600,000 reserved, 494,000 were granted at an exercise price of $.43 per share with fifty percent (50%) of the options vesting during December, 1999, and fifty percent (50%) during December, 2000. The remaining 106,000 options were granted with an exercise price of $1.66 per share, all 106,000 options having vested in December, 1999.

         As of December 31, 1999, no Options remain available for future grant. Additional Options may become available for future grant. Additional options may become available to the extent that outstanding options terminate or expire unexercised.

         Stock Option activity since March 31, 1998, is summarized as follows:

                                                  Number        Weighted Average
                                                  of Shares     Exercise Price
                                                  ---------     --------------

Outstanding, March 31, 1998 ................      27,500 (1)          $4.87

Granted....................................      600,000                .65

Exercised...................................           -                  -

Cancelled...................................     (27,500)(1)           4.87

Outstanding, December 31, 1999..............     600,000                .65

Employment Agreements

         We executed an employment agreement with Mr. Steele which commenced March 1, 1998, for a period of three years. Pursuant to Mr. Steele's employment agreement, he is entitled to receive base compensation of $180,000 per year, which amount automatically increases during the second and third fiscal years by the greater of 5% or the annual increase in the Consumer

-------
(1) The Company's March 31, 1999 Consolidated Financial Statements reflect a beginning outstanding option balance of 47,870 options. The difference reflects options held by employees whose employment was terminated prior to March 31, 1998, but whose options were cancelled subsequent to March 31, 1998.

Price Index. The agreement also provides for bonuses based on a percentage of a bonus pool tied to the annual pre-tax net income (as defined in the agreement) of the Company. No such bonuses were paid for the 1998 or 1997 fiscal years. Mr. Steele would receive 50% of the bonus pool. In the event of a termination of his employment following a change-in-control, Mr. Steele would be entitled to a lump sum payment of 300% of the amount of his total compensation in the twelve months preceding such termination. During the term of his employment agreement and for a period of one year after his termination for cause, or his voluntary termination of his employment agreement, Mr. Steele could not directly or indirectly compete with the Company in the karaoke industry in the United States.

         We executed an employment agreement with Mr. Klecha which commenced March 1, 1998, for period of two years with an automatic term extension for one additional year unless terminated by us or the employee. Pursuant to Mr. Klecha's employment agreement, he is entitled to receive base compensation of $92,000 per year, which amount automatically increases during the second and third fiscal years by the greater of 5% or the annual increase in the Consumer Price Index. The agreement also provides for bonuses based on a percentage of a bonus pool tied to the annual pre-tax net income (as defined in the agreement) of the Company. No such bonuses were paid for the 1998 or 1997 fiscal years. Mr. Klecha would receive 25% of the bonus pool. In the event of a termination of his employment following a change-in-control in the twelve months preceding such termination, Mr. Klecha would be entitled to a lump sum payment of 100% of the amount of his total compensation in the twelve months preceding such termination. During the term of his employment agreement and for a period of one year after his termination for cause, or his voluntary termination of his employment agreement, Mr. Klecha could not directly or indirectly compete with the Company in the karaoke industry in the United States.

                              CERTAIN TRANSACTIONS

Company Loans to Officers and Directors

         Edward Steele, a Director and Chief Executive Officer, has a promissory note outstanding to us in the principal amount of $13,880 as of September 30, 1999. The original note for $30,650 granted on March 31, 1998 has been extended until March 31, 2000 with an interest rate of 9% per annum on the unpaid balance.

         On July 1, 1999, we loaned Edward Steele, our Chief Executive Officer, President and Director $55,000 for the purchase of two (2) units of our Private Placement. The Note including interest of 9% matures on June 30, 2000. The Note is secured by the securities comprising the Private Placement Units.

         On July 1, 1999, we loaned John Klecha, our Chief Operating Officer, Chief Financial Officer and Director $55,000 for the purchase of two (2) units of our Private Placement. The Note including interest of 9% matures on June 30, 2000. The Note is secured by the securities comprising the Private Placement Units.


Stock Grants for Credit Facility and Letter of Credit Guarantees

         In June, 1999, we arranged a credit facility with Main Factors, Inc., whereby Main Factors, Inc. purchases certain of our accounts receivable. Under the agreement, we receive 75% - 85% of the face value of those receivables without recourse. To secure the credit facility, John Klecha, our Chief Operating Officer and Chief Financial Officer, provided his personal payment guaranty. The average outstanding balance of this credit facility is $300,000.

         In July, 1999, we entered into an agreement with EPK Financial Corporation ("EPK") whereby EPK provided letters of credit with our factories to import inventory for distribution to our customers. The EPK agreement allows us to purchase domestic hardware inventory in less than container load quantities and provide our customers with the flexibility of not having to own letters of credit. To secure the letter of credit, Edward Steele, our Chief Executive Officer and President, and John Klecha, our Chief Operating Officer and Chief Financial Officer, provide their personal guarantees. The average outstanding balance of this letter of credit is $300,000.

         In consideration for providing their personal guarantees, we issued to Mr. Steele 200,000 shares of our Common Stock and issued to Mr. Klecha 150,000 shares of our Common Stock.

Other Relationships

         We have an agreement with FLX (a china manufacturer of consumer electronics products) to produce electronic recording equipment based on our specifications. Paul Wu, a former director of the Company, is Chairman of the Board and a principal stockholder of FLX.

During the fiscal years ended March 31, 1998, and 1999, we purchased approximately $1.7 million and $1.0 million respectively, in equipment from FLX.

         We believe that all of the foregoing transactions with FLX have been on terms no less favorable to us than could have been obtained from unaffiliated third parties in arms-length transactions under similar circumstances.

Financial Advisory Agreements

         We entered into Financial Advisory Agreements on July 8, 1999, with Dunedin, Inc., FRS Investments, Inc., and Portfolio Research Associates, Inc. We contracted with these companies to provide us with a range of advisory services designed to provide us with new favorable sources of financing, assistance in raising new equity, possible business combination candidates, feedback concerning our public image, review of management, and development of a strategic plan. Under the Agreements, Dunedin, Inc. and FRS Investments, Inc. were each to receive 64,200 Common Stock Purchase Warrants upon execution of the Agreements and 5,200 Common Stock Purchase Warrants each month thereafter for the three (3) year term of the Agreements. Portfolio Research Associates, Inc. was to receive 61,600 Common Stock Purchase Warrants upon execution of the Agreement, and 3,600 Common Stock Purchase Warrants each month thereafter for the three (3) year term of the Agreement. All of the Warrants are exercisable at any time during the term of the Agreements at an exercise price of $1.375 per share. Additionally, each advisor executed a proxy in favor of our Company for each Common Share exercised.

         We have terminated the Financial Advisory Agreements of FRS Investments, Inc. and Portfolio Research Associates, Inc. as of October 1, 1999, and Dunedin, Inc. as of November 26, 1999. We issued to Portfolio Research Associates, Inc. 76,000 Common Stock Purchase Warrants, to FRS Investments, Inc. 85,000 Common Stock Purchase Warrants, and to Dunedin, Inc. 92,200 Common Stock Purchase Warrants, in full satisfaction of their respective Agreements.

                            PRINCIPAL SECURITYHOLDERS

         The following table sets forth, as of the date of this Prospectus, certain information concerning beneficial ownership of our Common Stock by (i) each person known to us to own 5% or more of our outstanding Common Stock, (ii) all directors of the Company and (iii) all directors and officers of the Company as a group:


                                                                                             Percentage of Shares (1)

           Name & Address              Position with Company       Number of Shares     Before Offering  After Offering
           --------------              ---------------------       ----------------     ---------------  --------------

John Klecha                          Director, Chief Operating
6601 Lyons Road, Building A-7        Officer, and Chief Financial     483,274 (4)            16.5%            9.8%
Coconut Creek, Florida 33073         Officer

Edward Steele (7)                    Director, Chief Executive
6601 Lyons Road, Building A-7        Officer, and President           457,924 (3)            15.6%            9.3%
Coconut Creek, Florida 33073

Alan and Deana Schor                 Director
840 East Walnut                                                       324,643                11.1%            6.6%
Carson, California 90746

Josef A. Bauer                       Director
130 Sunrise Avenue, #312                                              116,886(5)              4.0%            2.4%
Palm Beach, FL 33480

The Harry Fox Agency
711 Third Avenue, 8th Floor                                           410,675                14.0%            8.3%
New York, NY 10017

FLX(HK) Ltd.
Unit 19 5/F Vanta Ind. Centre
21-33 Tai Lin Pai Road                                                237,932(2)              8.1%            4.8%
Kwaichung N.T. Kowloon
Hong Kong

Colony Electronics
500 Hennessy Road                                                     129,300(2)              4.4%            2.6%
Causeway, Hong Kong

Gemco Pacific, Inc
500 Hennessy Road                                                      25,667(2)               .9%            0.5%
Causeway, Hong Kong

All Directors and Executive                                         1,382,727(6)             47.2%           28.0%
Officers as a Group (4 per


(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

(2) Mr. Paul Wu is a former director of the Company. Mr. Wu is a director of Colony Electronics. Mr. Wu disclaims any beneficial ownership of the shares of Colony Electronics. Mr. Wu is a director of FLX(HK) Ltd. and disclaims any beneficial ownership of the shares of FLX (HK) Ltd. Mr. Wu is a director of Gemco Pacific, Inc. ("Gemco"). Mr. Wu disclaims beneficial ownership of the shares owned by Gemco.

(3) Includes immediately exercisable Options to purchase 205,000 shares of Common Stock and immediately exercisable Warrants to purchase 8,000 shares of Common Stock.

(4) Includes immediately exercisable Options to purchase 39,000 shares of Common Stock and immediately exercisable Warrants to purchase 24,000 shares of Common Stock.

(5) Includes immediately exercisable Warrants to purchase 8,000 shares of Common Stock.

(6) Includes immediately exercisable Options to purchase 244,000 shares of Common Stock and immediately exercisable Warrants to purchase 40,000 shares of Common Stock.

(7)  Mr. Steele disclaims beneficial ownership of 100 shares owned by his wife.

                            DESCRIPTION OF SECURITIES


          The Company is authorized to issue 74,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $1.00 par value per share. As of the date of this Prospectus, there are 2,931,975 shares of Common Stock issued and outstanding.

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and, except as noted herein, there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the Shares, when issued and paid for as set forth in this Prospectus, will be, fully paid and nonassessable.

         The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this Offering, persons acquiring Common Stock in this Offering would have no right to purchase additional shares, and, as a result, their percentage equity interest in the Company would be reduced. Pursuant to the Company's Bylaws, except for any matters which, pursuant to corporate law, require a greater percentage vote for approval (including, for example certain mergers and consolidations and the amendment of certain provisions of the Company's Bylaws) , the holders of majority of the issued and outstanding Common Stock entitled to vote, if present in person or by proxy, are necessary and sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Further, except as to any matter which, pursuant to corporate law, requires a greater percentage vote for approval (including, for example, certain mergers, consolidations, sales of substantially all of the assets, and amendments to certain provisions of the charter and Bylaws, of the Company), the affirmative vote of the holders of a majority of the Common Stock voted on the matter (provided a quorum as aforesaid is present) is necessary and sufficient to authorize, affirm or ratify any act or action except the election of directors, which is by a plurality of the votes cast.

         The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, corporate law, the Charter and the Company's Bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of that number of the outstanding shares of the capital stock of the Company entitled to vote thereon which would be required to take the subject action. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

         After the offering and after giving effect to the conversion of all preferred stock, exercise of all Warrants and outstanding Options, the Company's executive officers and directors will beneficially own approximately 28% of the outstanding shares of Common Stock, and may accordingly be in a position to significantly influence the voting results of certain actions required or permitted to be taken by stockholders of the Company, including the election of directors. As a result, the officers and directors of the Company may be in a position to control the outcome of substantially all matters on which stockholders are entitled to vote, including the election of directors.

Convertible Preferred Stock

         The Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by shareholders as of the date of this Prospectus, all of the preferred shares have been issued. The issuance of preferred stock could also adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock. The Company has no present plan to issue any additional shares of preferred stock.

          A brief description of the Company's "Convertible Preferred Stock" including the preferences, dividends, conversion and other rights, all as set by the Board of Directors of the Company, is as follows. A more detailed explanation regarding the Preferred Stock may be found in the Amendment to the Company's Articles of Incorporation.

         Designation and Initial Number. The class of shares of Preferred Stock hereby classified shall be designated the "Convertible Preferred Stock" (hereinafter referred to as the "Preferred Stock"). The initial number of authorized shares of the Preferred Stock is 1,000,000.

         Dividends. There shall be a nine percent (9%) dividend paid on the Preferred Stock prior to the date of conversion.

         Conversion. Each share of Preferred Stock will automatically convert at 5:00 p.m. eastern time on April 1, 2000. Upon conversion, each holder of one (1) share of Preferred Stock shall receive from the Company one (1) share of the Company's Common Stock.

         Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of any stock of the Company ranking junior to Preferred Stock.

         A merger or consolidation of the Company with or into any other corporation, share exchange or a sale or conveyance of all or any part of the assets of the Company (which shall not in fact result in the liquidation of the Company and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

Common Stock Public Warrants

         In 1994, we sold 1,200,000 Common Stock Public Warrants (individually "Public Warrant" or collectively "Public Warrants) pursuant to our initial public offering. In 1995, we declared a dividend to our shareholders payable in the form of Public Warrants. As a result of the dividend, we issued an additional 456,000 Public Warrants. As of the date of this Prospectus, there are 1,656,000 Public Warrants issued and outstanding.

         The following is a brief summary of the provisions of the Public
Warrants:

         Term. The original term of the Public Warrants was five (5) years from the date of our Initial Public Offering dated November 10, 1994. The Public Warrants issued as a dividend in 1995 expire at the same time the original Public Warrants expire. On October 29, 1999, our Board of Directors extended the expiration date of the Public Warrants by one (1) year to November 10, 2000.

         Exercise Price. Ten (10) Public Warrants are required to purchase one
(1) share of our common stock. Ten (10) Public Warrants entitle the holder thereof to purchase at any time on or before November 10, 2000 (the "Expiration Date") one (1) share of our common stock at a price of $36.00 per share. After the expiration date, Warrantholders have no further rights. The Public Warrants are subject to adjustments in their exercise price and in the number of shares of common stock or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation, or merger. Warrantholders do not have any voting or any other rights as shareholders of the Company.

         The Public Warrants may be exercised by surrendering the certificate evidencing such Public Warrant, with the Form of Election to purchase on the reverse side of such certificate properly completed and executed, together with payment of the exercise price and any transfer tax, to the Warrant Agent. If less than all of the Public Warrants evidenced by a Warrant Certificate are exercised, a new certificate will be issued for the remaining number of Public Warrants. Payment of the exercise price may be made by cash, bank draft, or official bank or certified check equal to the exercise price.

         The exercise price of the PublicWarrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities.

         We have authorized and reserved for issuance a sufficient number of common stock to permit the exercise of all Public Warrants to be issued. All common stock issued upon exercise of the Public Warrants, if exercised in accordance with their terms, will be fully paid and non- assessable.

         Adjustments. The exercise price and the number of common shares purchasable upon exercise of the Public Warrants are subject to adjustment upon the occurrence of certain events. The original Public Warrants issued in connection with our Initial Public Offering were subject to adjustment on two occasions. The first occurrence was the 1995 dividend paid to shareholders and the second occurrence the 1997 bankruptcy reorganization of the Company. In 1995, we issued 456,000 Public Warrants as a dividend to shareholders increasing the aggregate number of outstanding Public Warrants to 1,656,000. On April 11, 1997, we filed a voluntary bankruptcy petition to reorganize pursuant to Chapter
11. The Company's Amended Plan of Reorganization (the "Plan") was confirmed by the Bankruptcy Court on March 17, 1998. In accordance with the Plan, on April 1, 1998, we effectuated a one-for-ten (1:10) reverse stock split. As a result of the reorganization, ten (10) Public Warrants are now required to purchase one
(1) share of common stock, at $36.00 per share. The Company, however, may extend the expiration date of the Public Warrants and/or adjust the exercise price.

         Transfer, Exchange and Exercise. The Public Warrants are in registered form and may be presented for transfer, exchange or exercise at any time before the expiration date of November 10, 2000, at which time the Public Warrants become wholly void and of no value.

         Warrantholder not Shareholder. The Public Warrants do not confer upon holders any dividend, voting, preemptive or any other rights as a shareholder of the Company.

Transfer Agent and Warrant Agent

         The transfer agent and the warrant agent for our Common Stock and Public Warrants is Continental Stock Transfer & Trust Co., 2 Broadway, New York, New York 10004.

                             SELLING SECURITYHOLDERS

         The following table sets forth, for each Selling Securityholder, the amount of Common Stock of the Company owned, the number of shares of Common Stock offered hereby, and the number of shares of Common Stock owned after the offering (assuming the sale of all shares offered under this Prospectus).

                                    Shares of Common
                                   Stock Beneficially            Shares that May be             Shares of Common
           Selling                   Owned Prior to              Offered Pursuant to               Stock Owned
       Securityholder             this Offering (1)(2)         this Prospectus (1)(2)            After Offering
      ----------------           ---------------------        ------------------------          ---------------
Itamar Jones Zac                         24,000                        24,000                              0
Jack Robbins                            310,500                       270,000                         40,500
Aton Trust Reg.                         240,000                       240,000                              0
Bank Sal. OppenheimJr.
& CIE (Switzerland) Ltd.                240,000                       240,000                              0
Albert Wardi                             12,000                        12,000                              0
Wolcot Capital Inc.
Money Purchase Plan                      24,000                        24,000                              0
Sebastian Angelico                       24,000                        24,000                              0
Anthony Broy                             24,000                        24,000                              0
Wendy Blauner                            24,000                        24,000                              0
Jon Blauner                              54,000                        24,000                         30,000
Entropy Holdings LLC                     60,000                        60,000                              0
Benchmark Capital                        96,000                        96,000                              0
Josef A. Bauer                          116,866                        65,549                         51,317
Sil Venturi                              24,000                        24,000                              0
Frederick A. Merz                        27,000                        24,000                          3,000
Union Atlantic LC                        20,000                        20,000                              0
Clarion Finanz A.G.                      90,000                        90,000                              0
SISM Research and
Investment Services                      10,000                        10,000                              0
Dunedin, Inc.                           143,400                        92,200                         51,200
Portfolio Research
Associates, Inc.                         76,000                        76,000                              0

                                    Shares of Common
                                   Stock Beneficially            Shares that May be             Shares of Common
           Selling                   Owned Prior to              Offered Pursuant to               Stock Owned
       Securityholder             this Offering (1)(2)         this Prospectus (1)(2)            After Offering
      ----------------           ---------------------        ------------------------          ---------------
FRS Investments, Inc.                   215,000                        85,000                         130,000
Melody L. Rawski                          5,000                         5,000                               0
Teresa Marco                             25,010                        15,000                          10,010
John Steele                              25,000                        25,000                               0
Terri Phillips                            2,500                         2,500                               0
Brian Cino                                2,500                         2,500                               0
Jorge R. Otacqui                          1,500                         1,500                               0
Adolf H. Nelson                           1,500                         1,500                               0
April Green                               5,000                         5,000                               0
John Klecha                             483,274                       383,000                         100,274
Edward Steele                           457,924                       395,000                          62,924
David A. Carter                          28,000                        28,000                               0
Bert L. Gusrae                           28,000                        28,000                               0
Walter Haskamp                            2,500                         2,500                               0
Susan Massinger                           4,000                         4,000                               0


------------------

(1) Assumes that all of our preferred stock is converted into shares and all of our Warrants are exercised into Shares. No assurance can be given as to the timing of the conversion of the preferred stock or the exercise of the Warrants or as to whether all or any of the preferred stock will be converted or all or any of the Warrants will be exercised.

(2) Assumes that all Options are exercised into Shares. No assurance can be given as to the timing of the exercise of the Options or as to whether all or any of the Options will be exercised.

                              PLAN OF DISTRIBUTION

         The securities registered pursuant to this Prospectus (the "Offered Stock") may be sold from time to time by the Selling Securityholders or by pledgees, donees, transferees or other successors-in interest. The Offered Stock may be sold in transactions on the OTC Bulletin Board, in privately negotiated transactions, through the writing of Options on the shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by the sale of the Offered Stock to or through broker- dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Offered Stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both.

         The Selling Securityholders may also pledge the Offered Stock to a broker-dealer and upon default under such pledge the broker-dealer may effect sales of the Offered Stock pledged pursuant to this Prospectus. In addition, the Offered Stock covered by this Prospectus may be sold in private transactions or under Rule 144, rather than pursuant to this Prospectus.

         The Company will not receive any of the proceeds from the sale of the Offered Stock by the Selling Securityholders. We will receive the exercise price of the Warrants and Options, if such Warrants and Options are exercised, but will receive no proceeds from the resale of the underlying shares which may be offered hereby.

     In order to comply with the securities laws of certain states, if applicable, the shares will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Securityholders and any broker-dealers or agents that participate with the Selling Securityholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933 as amended (the "Securities Act").

 We will pay all costs and expenses incurred in connection with the registration under the Securities Act. This includes:

     o   all registration and filing fees;

     o   printing expenses; and

     o   fees and disbursements of our counsel and accountants.

         The Selling Securityholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

     The Selling Securityholders are under no obligation to sell all or any of the shares. The Selling Securityholders are not restricted as to the prices at which they may sell their shares and sales of such shares at less than the market price may depress the market price of our common stock.

                                  LEGAL MATTERS

     The validity of the securities being offered hereby will be passed upon by David A. Carter, P.A., 2300 Glades Road, Suite 210, West Tower, Boca Raton, Florida 33433. The sole stockholder of and counsel to David A. Carter, P.A. are the beneficial owners of an aggregate of 56,000 shares of common stock of the Company.

                                     EXPERTS

         The consolidated balance sheets as of March 31, 1998 and the consolidated statements of operations, stockholders' equity, and cash flows for the year ended March 31, 1998, included in this prospectus, have been included herein in reliance on the report of Samuel F. May, Jr. & Company, CPA's as independent accountants for the consolidated balance sheets, given on the authority as experts in accounting and auditing.

     The consolidated balance sheets as of March 31, 1999 and the consolidated statements of operations, stockholders' equity, and cash flows for the year ended March 31, 1999, included in this prospectus, have been included herein in reliance on the report of Weinberg & Company, P.A., as independent accountants for the consolidated balance sheets, given on the authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (the "Registration Statement"), pursuant to the Securities Act of 1933, as amended (the "Act"), with respect to the offer, issuance and sale of 2,447,249 shares of The Singing Machine Company, Inc. Common Stock (the "Shares"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. The statements contained in this Prospectus as to the contents of any contract or other document identified as exhibits in this Prospectus are not necessarily complete, and in each instance, reference is made to a copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in any and all respects by such reference. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and exhibits thereof which may be inspected without charge at the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

         The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its New York Regional Office, Room 1400, 7 World Trade Center, New York, New York 10048; and at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Company intends to furnish its Securityholders with annual reports containing audited financial statements and such other reports as the Company deems appropriate or as may be required by law.

                        THE SINGING MACHINE COMPANY, INC.

                          INDEX TO FINANCIAL STATEMENTS



                            YEAR ENDED MARCH 31, 1999


Financial Statements:

     Report of Independent Accountants..........................................
     Consolidated Balance Sheets................................................
     Consolidated Statement of Income...........................................
     Consolidated Statements of Shareholders' Equity............................
     Consolidated Statement of Cash Flows.......................................
     Notes to Consolidated Financial Statements.................................




                            YEAR ENDED MARCH 31, 1998


Financial Statements:

     Report of Independent Accountants..........................................
     Consolidated Balance Sheets................................................
     Consolidated Statement of Operations.......................................
     Consolidated Statements of Shareholders' Equity (Deficit)..................
     Consolidated Statement of Cash Flows.......................................
     Notes to Consolidated Financial Statements.................................

                          Independent Auditors' Report


Board of Directors and Shareholders
The Singing Machine Company, Inc.
 and Subsidiary


We have audited the accompanying consolidated balance sheet of The Singing Machine Company, Inc. and Subsidiary as of March 31, 1999, and the related consolidated statement of operation, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Singing Machine Company, Inc. and Subsidiary at March 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Weinberg & Company, P.A.

WEINBERG & COMPANY, P.A.
Boca Raton, Florida
July 23, 1999

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1999


                                     ASSETS

CURRENT ASSETS
 Cash                                                $    49,288
 Trade accounts receivable, net of allowance
  for doubtful accounts of $19,900                     1,127,970
 Due from officer                                         13,880
 Inventories, net                                        424,806
 Prepaid expenses and other current assets                27,154
 Deferred tax asset                                      170,000
                                                     -----------

 Total Current Assets                                  1,813,098
                                                     -----------

PROPERTY AND EQUIPMENT, NET                               16,447

OTHER ASSETS
 Reorganization intangible - net                         549,790
                                                     -----------

TOTAL ASSETS                                         $ 2,379,335
                                                     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Trade accounts payable                             $   830,088
 Accrued expenses                                       392,926
 Notes payable                                           63,000
 Due to factor                                          128,581
                                                    -----------

 Total Current Liabilities                            1,414,595
                                                    -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
 Preferred stock, $1.00 par value, 1,000,000
  shares authorized, none issued and outstanding           -
 Common stock, $.01 par value;
  75,000,000 shares authorized;
  2,498,451 shares issued and outstanding                24,984
 Additional paid-in capital                              15,600
 Retained Earnings                                      924,156
                                                    -----------

 Total Shareholders' Equity                             964,740
                                                    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $ 2,379,335
                                                    ===========




          See accompanying notes to consolidated financial statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF INCOME
                        FOR THE YEAR ENDED MARCH 31, 1999


NET SALES                                                        $ 9,547,816

COST OF SALES                                                      7,029,359
                                                                 -----------

GROSS PROFIT                                                       2,518,457
                                                                 -----------

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES                                           1,544,806
                                                                 -----------

INCOME FROM OPERATIONS                                               973,651
                                                                 -----------

OTHER INCOME (EXPENSES):
  Other Income                                                         2,784
  Interest expense                                                    (5,427)
  Interest income                                                      3,254
  Factoring fees                                                    (220,106)
                                                                 -----------

       Net other expenses                                           (219,495)
                                                                 -----------

INCOME BEFORE INCOME TAX BENEFIT                                     754,156

INCOME TAX BENEFIT                                                   170,000
                                                                 -----------

NET INCOME                                                       $   924,156
                                                                 ===========

NET INCOME PER COMMON SHARE:
  Basic                                                          $    0.3733
                                                                 ===========
  Diluted                                                        $    0.3565
                                                                 ===========

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING
  Basic                                                            2,475,308
                                                                 ===========
  Diluted                                                          2,592,167
                                                                 ===========


          See accompanying notes to consolidated financial statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        FOR THE YEAR ENDED MARCH 31, 1999


                                            Additional                        Total
                         Common Stock        Paid-In         Retained      Stockholders'
                       Shares    Amount      Capital         Earnings        Equity
                       ----------------     ----------       --------      -------------
Balance at
 March 31, 1998      2,468,066  $ 24,680     $      -       $        -      $  24,680

Issuance of
 common stock for
 services               30,385       304       15,600                -         15,904

Net Income 1999              -         -            -          924,156        924,156
                     ---------   -------     --------       ----------      ---------
BALANCE AT
 MARCH 31, 1999      2,498,451  $ 24,984     $ 15,600       $  924,156      $ 964,740
                     =========  ========     ========       ==========      =========







          See accompanying notes to consolidated financial statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED MARCH 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                          $ 924,156
  Adjustments to reconcile net income
   to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                        144,234
  Issuance of common stock for services                 15,904
  Deferred tax benefit                                (170,000)
 Changes in assets and liabilities:
 (Increase) decrease in:
  Trade accounts receivable                           (769,127)
  Inventories                                          (14,513)
  Prepaid expenses and other assets                     17,600
 Increase (decrease) in:
  Trade accounts payable                               (25,465)
  Accrued expenses                                    (126,456)
                                                     ---------

 Net cash used in
  operating activities                                  (3,667)
                                                     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Payments for purchase of
  computer equipment                                    (3,023)
 Decrease due from officer                              11,609
                                                     ---------

  Net cash provided by
   investing activities                                  8,586
                                                     ---------

CASH FLOW FROM FINANCING ACTIVITIES
 Notes payable                                         (37,000)
 Due from factor                                        73,599
                                                     ---------

  Net cash provided by
   financing activities                                 36,599
                                                     ---------

Increase in cash and cash equivalents                   41,518

Cash and cash equivalents beginning of year              7,770
                                                     ---------

CASH AND CASH EQUIVALENTS END OF YEAR                $  49,288
                                                     =========

Supplemental disclosures of cash flow information:
 Cash paid during the year for interest              $  10,327
                                                     =========





          See accompanying notes to consolidated financial statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

Note 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  Organization
     The Singing Machine Company, Inc. and Subsidiary (the "Company") is primarily engaged in the production, marketing and sale of consumer karaoke audio equipment, accessories, and recordings. The products are sold directly to distributors and retail customers.

     (B)  Principles of Consolidation
     The consolidated financial statements include the accounts of The Singing Machine Company, Inc. and its wholly-owned Hong Kong Subsidiary, International SMC (HK) Limited ("Hong Kong Subsidiary"). All significant intercompany balances and transactions have been eliminated in the consolidation.

     (C)  Foreign Currency Translation
     The functional currency of the Company's international Hong Kong Subsidiary is the local currency. The financial statements of the subsidiary are translated to United States dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented. The cumulative translation adjustment, and effect of exchange rate changes on cash at March 31, 1999 was not material.

     (D)  Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (E)  Cash and Cash Equivalents
     For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

     (F)  Inventories
     Inventories primarily consist of finished goods, which are comprised of electronic karaoke audio equipment, accessories, audio tapes and compact discs. Inventories are stated at the lower of cost or market, as determined using the first in, first out method.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

Note 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (CONT'D)

     (G)  Investment in Song Library
     Investment in song library consists of costs incurred in the production or purchase of master song tapes. The carrying value of the investment in song library is periodically reviewed to determine if the facts and circumstances suggest that it may be impaired. If this review indicates that the investment will not be recoverable, as determined based on the estimated undiscounted cash flow over the remaining amortization period, the Company's carrying value of the investment is reduced by the estimated shortfall. As of March 31, 1999, the carrying value of the investment in song library has been reduced to zero. Amortization expense charged to operations during 1999 totaled $46,590.

     (H)  Property and Equipment
     Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets.

     (I)  Income Taxes
     Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109"). Under SFAS 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (J)  Revenue Recognition
     Revenue from the sale of equipment, accessories and recordings are recognized upon shipment and are reported net of actual and estimated future returns and allowances. Commission income is recognized as earned.

     (K)  Net Income Per Common Share
     Net income per common share for the year ended March 31, 1999 is computed based on the weighted average common shares and dilutive common stock equivalents outstanding during the year as defined by Financial Accounting Standards, No 128, "Earnings Per Share".

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

Note 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     (L) Reorganization Under United States Bankruptcy Code and Fresh Start Reporting
     On April 11, 1997 the Company filed for protection under the provisions of the United States Bankruptcy Code. In March 1998, the United States Bankruptcy Court approved the Company's Plan of Reorganization, as Amended, and the Company emerged from Chapter 11 Bankruptcy. At that time, the Company applied Fresh Start Reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). As a result of the application of SOP 90-7, the Company restated its assets and liabilities to their fair values as necessary, and reclassified its accumulated deficit of $6,841,684 against available additional paid-in capital of $6,200,262 resulting in a reorganization intangible asset of $641,422, which is being amortized on a straight line basis over a period of seven years. (See Note 4).

NOTE 2 - ACCOUNTS RECEIVABLE AND FACTOR AGREEMENT

     The Company sells certain trade accounts receivable, without recourse, pursuant to a factoring agreement (the "Agreement"). Under the agreement, the factor advances 70% of the face value of these receivables to the Company. The Company is charged a variable percentage fee based upon the length of the collection period. Factoring fees, sales returns and uncollectible accounts are charged against the 30% factor reserve held by the factor and the balance is remitted to the Company periodically as accounts are collected by the factor. For the year ending March 31, 1999 the Company incurred $220,106 in factoring fees. All of the Company's accounts receivable, inventories, and intangibles are pledged as collateral under this agreement. At March 31, 1999, the outstanding balance of such receivables was approximately $416,000 of which $128,581 is advanced and due to the factor. The Company terminated this agreement during June 1999. (See Note 12).

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment at March 31, 1999 is as follows:

                                                      Estimated
                                                     Useful Lives
                                                       (Years)
                                                        -----

     Computer equipment                                  5         $   59,235
     Office equipment                                    7             42,915
                                                                      -------
                                                                      102,150
     Less accumulated depreciation                                    (85,703)
                                                                      -------
                           Totals                                  $   16,447
                                                                      =======

     Depreciation expense on equipment for the year ended March 31, 1999 was $6,012.

NOTE 4 - REORGANIZATION INTANGIBLE

     The reorganization intangible resulted in March 1998 from the application of Fresh Start Accounting pursuant to the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (See Note 1(L)). The reorganization intangible is being amortized over a period of seven years using a straight line basis.

     The reorganization intangible at March 31, 1999 consisted of the following:

     Reorganization intangible                                     $ 641,422
     Less accumulated amortization                                    91,632
                                                                   ---------

       Balance at March 31, 1999                                   $ 549,790
                                                                   =========

     Amortization expense on the reorganization intangible for the year ended March 31, 1999 was $91,632.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 5 - NOTES PAYABLE

     As of March 31, 1999 notes payable consist of the following:

     Note payable, bearing annual interest at 10%,
     due upon demand                                                  $  43,000

     Note payable, bearing annual interest at 12%, due
     September 30, 1999                                               $  20,000
                                                                       --------

                                            Totals                    $  63,000
                                                                      =========

NOTE 6 - COMMITMENTS AND CONTINGENCIES

     (A) Leases
     On March 31, 1999, the Company entered into a lease for an office and warehouse facility for a term of 61 months. The term is expected to begin in late July 1999. Pursuant to the terms of the lease, the Company must pay maintenance and real estate taxes of approximately $9,000 per year. The Company entered into a lease for office equipment payable monthly at $289, through August 1999. Total rent expense was approximately $60,953 for the year ended March 31, 1999. Future minimum lease payments under noncancellable, operating leases are as follows:

     Year Ending March 31:
         2000                           $ 57,200
         2001                             56,800
         2002                             59,500
         2003                             61,900
         Thereafter                       80,700
                                        --------
                                        $316,100
                                        ========

     (B) Year 2000 Issues
     The Company is aware of the issues associated with the programming code in existing computer systems. As the millennium (Year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year to 00. The issue is whether the computer system will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 6 - COMMITMENTS AND CONTINGENCIES - (CONT'D)

     (B) Year 2000 Issues - (CONT'D)

     Management has compiled a list of both internally and externally supplied information systems that utilize imbedded data codes which could experience operational difficulties in the year 2000. The Company uses third party applications or suppliers for all high level systems and reporting. Management has determined that their primary accounting and reporting software is not Year 2000 compliant. Management is currently testing new systems for which it is responsible. The Company is planning a complete internal computer system replacement which is totally year 2000 compliant. The Company has not incurred any material costs to date relating to investigating the Year 2000 issue. Initial costs for new Year 2000 compliant hardware and software are estimated to be approximately $36,000 for this conversion. It is the Company's objective to be in Year 2000 compliance by the end of September 1999, however, no assurance can be given that such objective will be met.

     (C) Lines and Letters of Credit

     The Company has entered into a financing agreement with a financing corporation. The financing corporation opens letters of credits on behalf of the Company to purchase inventory. Under terms of the agreement, the Company pays a flat fee negotiated based on each letter of credit and the maximum amount of a single letter of credit can not exceed $300,000. The financing agreement expires on July 1, 1999 (Note 12). At March 31, 1999, the Company has letters of credit open with the financing corporation of $226,588. The factor (see Note 2) has agreed under a third party agreement to factor receivables related to these letters of credit and pays the financing corporation directly.

     The Company through its Hong Kong Subsidiary has entered into an agreement with Delta Asia Financial Group, Hong Kong ("Delta") to provide it with a United States letter of credit facility of $200,000. The cost of the credit facility is prime plus 2 1/2% and bank charges for opening letters of credit. The facility terminated under the agreement on May 31, 1999 and was not renewed. This facility is guaranteed by a former director of the Company.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 7 - RELATED PARTY TRANSACTIONS

     At March 31, 1999, the amount due from officer bears interest monthly at 9% per annum and is due on March 31, 2000.

     The Company's Hong Kong Subsidiary, operates as an intermediary to purchase karaoke hardware from factories located in China on behalf of the Company.

     The Company purchased certain karaoke audio equipment and accessories from a Far East company controlled by a shareholder of the Company. The total goods purchased from this Company aggregated approximately $1,700,000 during 1999.

NOTE 8 - STOCKHOLDERS' EQUITY

     (A)  Reverse Stock Split

     On April 1, 1998 the Company effected a one-for-ten (1:10) reverse stock split. The primary purpose of the split is pursuant to the Company's Plan of Reorganization, as Amended, on March 17, 1998. Trading in the post-split shares commenced at the opening of business on April 1, 1998. No additional shares were issued in connection with the reverse split and those stockholders entitled to receive fractional shares received shares based on rounding to the nearest whole number.

     (B)  Amendment to Authorized Common Shares

     During April 1998, subsequent to the reorganization, the Company filed an amendment to its Articles of Incorporation increasing the authorized shares of the Company's common stock to ten million (10,000,000) shares from one million (1,000,000) shares. (See Note 12)

     (C)  Common Stock Warrants

     Pursuant to the Company's initial public offering in November 1994, the company issued 1,656,000, 87,750, and 144,000 public warrants, bridge warrants and underwriter warrants, respectively, as adjusted for a January 1995 20% common stock split. Each warrant provided for the purchase of one share of the Company's common stock at an exercise price of $3.60, $1.20 and $4.50 for the public, bridge and underwriter warrants, respectively, as adjusted for the January 1995 common stock split. In addition, the underwriter warrants entitle the holder to acquire an additional 144,000 warrants to acquire 144,000 shares of common stock at a price of $5.40 per share.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 8 - STOCKHOLDERS' EQUITY - (CONT'D)

     (C)  Common Stock Warrants - (CONT'D)

     As a result of the March 1998 reorganization (see Note 1(L)), all of the warrants have been amended whereby ten warrants must now be exchanged for each share of common stock with the exercise price per warrant remaining the same. The warrants became exercisable on November 10, 1995 and expire on November 10, 1999. Through the date of this report, none of the warrants have been exercised.

     (D)  Stock Options

     Effective May 3, 1994, as amended on June 29, 1994 and March 18,1999, the Board of Directors adopted a Stock Option Plan (the "Plan"). The plan was developed to provide a means whereby directors and selected employees, officers, consultants, and advisors of the Company may be granted incentive or non-qualified stock options to purchase common stock of the Company. As of March 31, 1999, the Plan authorizes options up to an aggregate of 600,000 shares of the Company's common stock.

     The authorized 600,000 options are a result of the application of a one-for-ten reverse common stock split (see Note 8(A)) on the original 480,000 authorized options and a March 18, 1999 amendment to the plan increasing the authorized stock options to 600,000.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for options issued under the plan as of March 31, 1999. Had compensation cost for the Company's stock-based compensation plan been determined on the fair value at the grant dates for awards under that plan, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation" (Statement No. 123), the Company's net income for the year ended March 31, 1999 would have been decreased to the pro-forma amounts indicated below.

     Net income                               As reported             $ 924,156
                                              Pro forma               $ 824,356
     Net income per share-basic               As reported             $  0.3733
                                              Pro forma               $  0.3330
     Net income per share-diluted             As reported             $  0.3565
                                              Pro forma               $  0.3180

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 8 - STOCKHOLDERS' EQUITY - (CONT'D)

     (D)  Stock Options - (CONT'D)

     The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income for future years due to, among other things, the effects of vesting.

     For financial statement disclosure purposes the fair market value of each stock option granted during 1999 was estimated on the date of grant using the Black-Scholes Model in accordance with Statement No. 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.59%, volatility 65% and expected term of three years.

     A summary of the Company's Stock Option Plan as of March 31, 1999 and changes during the year is presented below:

                                                             Weighted
                                           Number of         Average
                                           Options        Exercise Price
                                           ---------      --------------
     Stock Options
      Balance at beginning of period        47,870            $ 4.87
      Granted                              499,000            $ 0.43
      Exercised                                  -                 -
      Forfeited                            (20,370)           $ 4.33
                                          --------            ------
      Balance at end of period             526,500            $ 0.68
                                          ========            ======

      Options exercisable at end
       of period                            27,500            $ 5.27

      Weighted average fair value
       of options granted during
       the period                                             $ 0.20
                                                              ======

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 8 - STOCKHOLDERS' EQUITY - (CONT'D)

     (D)  Stock Options - (CONT'D)

     The following table summarizes information about stock options outstanding at March 31, 1999:

             Options Outstanding                      Options Exercisable
---------------------------------------------      -----------------------------
                          Weighted
             Number       Average    Weighted         Number      Weighted
Range of  Outstanding    Remaining   Average        Exercisable   Average
Exercise       at       Contractual  Exercise       At March 31   Exercise
 Price   March 31, 1999    Life        Price            1998        Price
-------  -------------- -----------  --------       -----------   --------
$5.00-$5.50  22,500    0.25  Years    $ 5.33           22,500      $ 5.33
$5.00         5,000    4.17  Years    $ 5.00            5,000      $ 5.00
$0.43       499,000    4.75  Years    $ 0.43             -         $  -
            -------                                   -------
            526,500    4.55  Years    $ 4.45           27,500      $ 5.27
            =======                                   =======


     Subsequent to March 31, 1999, 75,000 options exercisable at $5.50, and 3,000 options exercisable at $5.00 have been terminated due to attrition of the holders.

NOTE 9 - INCOME TAXES

     The Company files separate tax returns for the parent and for the Hong Kong Subsidiary. The income tax expense (benefit) for federal, foreign and state income taxes in the consolidated statement of income consisted of the following components for 1999:

         Current:
          U.S. Federal                                     $       -
          Foreign                                                  -
          State                                                    -
                                                           ---------
                                                                   -
                                                           ---------
         Deferred:
          U.S. Federal                                      (170,000)
          Foreign                                                  -
                                                           ---------
                           Total                           $(170,000)
                                                           =========

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 9 - INCOME TAXES - (CONT'D)

     The actual tax expense differs from the "expected" tax expense for the year ended March 31, 1999 (computed by applying the U.S. Federal Corporate tax rate of 34 perccent to income before taxes) as follows:

       Computed "expected" tax expense                               $  256,413
       Benefit of U.S. and foreign net operating
        loss carryforwards                                             (256,413)
       Change in the beginning of the year
        valuation allowance for deferred tax
        assets allocated to income tax benefit                         (170,000)
                                                                     ----------
                                                                     $ (170,000)
                                                                     ==========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at March 31, 1999 are as follows:

     Deferred tax assets:

       U.S. net operating loss carryforward                          $2,169,421
       Foreign net operating loss carryforward                           14,280
                                                                     ----------

       Total gross deferred tax assets                                2,183,701

       Less valuation allowance                                       2,013,701
                                                                     ----------

       Net deferred tax assets                                       $  170,000
                                                                     ==========

At March 31, 1999, the Company had net operating loss carryforwards of approximately $6,381,000 for income tax purposes, available to offset future taxable income of the U.S. entity expiring on various dates beginning in 2003 through 2013. Usage of approximately $4,057,000 of the net operating loss is limited to $14,000 per year due to a change in ownership under Internal Revenue Code Section 382, which occurred in 1991. These net operating losses expire from 2003 to 2007.

At March 31, 1999 the Company's Honk Kong Subsidiary had approximately $42,000 in net operating loss carryforwards available to offset future taxable income of the Subsidiary. The resulting deferred tax asset has been fully offset by a valuation allowance.

The valuation allowance at April 1, 1998 was approximately $2,440,000. The net change in the valuation allowance during the year ended March 31, 1999 was a decrease of approximately $426,000.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

Note 10 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     The Company derives primarily all of its revenues from retailers of products in the United States. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of accounts receivable. The Company's allowance for doubtful accounts is based upon management's estimates and historical experience. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

     During the fiscal 1999, 91% of the Company's total revenues were derived from sales to five customers. Sales derived from three customers who individually purchased greater than 10% of total revenues in 1999 were 31%, 21%, and 21%, respectively.

NOTE 11  EMPLOYMENT AGREEMENTS

     The Company has entered into employment contracts with two key officers. The agreements call for base salaries of $180,000 and $92,000, respectively with annual cost of living adjustments and travel allowances. The agreements also call for performance bonuses equal to five percent and two and one-half percent, respectively of net income before interest and taxes.

NOTE 12 - SUBSEQUENT EVENTS

     During April 1999, the Company filed an amendment to its Articles of Incorporation increasing the authorized shares of the Company's common stock to seventy-five million shares (75,000,000) from ten million (10,000,000) shares. (See Note 8(B)). The change in authorized shares has been shown retroactively in the consolidated financial statements as of March 31, 1999.

     During April 1999, the Company filed an amendment to its Articles of Incorporation to authorize one million (1,000,000) shares of preferred stock. Each share of preferred stock is entitled to 9% dividends, preferred liquidation distribution, conversion to common stock and no voting powers. The new authorized shares of preferred stock has been shown retroactively in the consolidated financial statements as of March 31, 1999.

     During April 1999 the Company issued a private placement memorandum, pursuant to Rule 506 of Regulation D of the 1933 Securities Act, as amended, to offer a minimum of 40 units and a maximum of 50 units of stock and warrants. Each unit consists of 20,000 shares of the Company's convertible preferred stock and 4,000 common stock purchase warrants. The purchase price for each unit is $ 27,500. Each share of preferred stock is convertible, at the option of the holder, into one

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 1999

NOTE 12 - SUBSEQUENT EVENTS - (CONT'D)

     share of the Company's common stock at any time after issuance. Each share of preferred stock will automatically convert into one share of common stock on April 1, 2000. Each warrant entitles the holder to purchase one share of the Company's common stock at $2.00 per share. The warrants expire three years from the private placement memorandum date. The Company's net proceeds after placement discount and commissions but before offering expenses are estimated to be 90% of the amount raised. As of the date of this report 50 units have been sold and $1,375,000 gross funds have been raised.

     Effective May 19, 1999, the Company, through its Hong Kong Subsidiary, obtained a credit facility of (US) $2,000,000 from Belgian Bank, Hong Kong, a subsidiary of Generale Bank, Belgium. This facility is a revolving line based upon drawing down a maximum of 15% of the value of export letters of credit lodged with Belgian Bank. There is no expiration except that Belgian Bank reserves the right to revise the terms and conditions at the Bank's discretion. The cost of this credit facility is the U.S. Dollar prime rate plus 1.25%. Repayment of principal plus interest shall be made upon negotiation of the export letters of credit, but not later than ninety (90) days after the advance.

     During June 1999, the Company entered into a new factor agreement with Maine Factors, Inc. Under the terms of the agreement, the factor advances 73.5% of the factored invoices to the Company. The Company will pay a base fee of 3.5 % of the total accounts receivable factored. All of the Company's accounts receivable, inventories and intangibles are pledged as collateral under the agreement. There is no limit on the amount of accounts receivable that can be factored under the agreement.

     During July 1999, the Company entered into a new financing agreement with a financing company. Under the terms of the new agreement, the Company pays a flat fee negotiated based on each letter of credit and the maximum amount of a single letter of credit cannot exceed $1,000,000. The financing agreement expires on July 1, 2001.

                          Samuel F. May Jr. and Company
                            Certified Public Accounts
                                                                   Member: AICPA
                                                                           FICPA
                              Barnett Bank Building
                          23123 State Road 7, Suite 210
                            Boca Raton, Florida 33428

                   Office: (561) 487-0670 Fax: (561) 852-1646

                Report of Independent Certified Public Accountant

Board of Directors and Shareholders
The Singing Machine Company, Inc.
 and Subsidiary
Pompano Beach, Florida

I have audited the accompanying consolidated balance sheet of The Singing Machine Company, Inc. and Subsidiary as of March 31, 1998, and the related consolidated statements of operation, shareholders' equity and cash flows for the year ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit The financial statements of The Singing Machine Company, Inc. as of March 31, 1997, were audited by other auditors whose report, dated December 3, 1997, expressed a qualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Singing Machine Company, Inc. and Subsidiary at March 31, 1998, and the results of their operations and their cash flows for the year ended March 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that The Singing Machine Company, Inc. and Subsidiary will continue as a going concern.

As discussed in Note 13 to the consolidated financial statements, the Company's March 31, 1998 accounts receivable, retained earnings (accumulated deficit) and additional paid in capital accounts previously reported as $532,765, ($10,453,257) and $9,986,867, respectively, should have been $358,844, -0- and
-0-. This discovery was made subsequent to the issuance of the consolidated financial statements. The consolidated financial statements have been restated to reflect these corrections.

/s/ Samuel F. May Jr. & Company
Samuel F. May Jr. & Company
Certified Public Accountants
Boca Raton, Florida
July 20, 1999, except for
Note 13, as to which date
is October 12, 1998

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                 March 31, 1998

                                     ASSETS
                                                                             (Restated)
                                                                             ----------
CURRENT ASSETS:
    Cash                                                                    $      7,770
    Trade accounts receivable, net of allowance
      for doubtful accounts of $80,000                                           358,844
    Due from officer                                                              25,489
    Inventories, net                                                             410,293
    Prepaid expenses and other current assets                                     44,754
                                                                            ------------
         Total current assets                                                    847,150
                                                                            ------------

EQUIPMENT, net of accumulated
    depreciation of $163,064                                                      19,435
                                                                            ------------

INTANGIBLE ASSET:
    Investment in song library, net of accumulated
      amortization of $398,328                                                    46,590
    Reorganization Costs                                                         641,422
                                                                            ------------
         Total intangible assets                                                 688,012
                                                                            ------------

         Total assets                                                       $  1,544,597
                                                                            ------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Trade accounts payable                                                  $    271,656
    Trade accounts payable to related parties                                    229,754
    Accrued expenses                                                             519,382
    Royalties payable                                                             41,809
    Loans payable                                                                100,000
    Due to factor                                                                 54,982
                                                                            ------------

         Total current liabilities                                             1,217,583
                                                                            ------------

COMMITMENTS AND CONTINGENCIES
    Trade accounts payable of subsidiary                                         312,334
                                                                            ------------

SHAREHOLDERS' EQUITY:
    Common stock, $.01 par value; 10,000,000 shares
      authorized; 2,468,066 shares issued and outstanding                         24,680
    Additional paid-in capital                                                         -
    Retained earnings (accumulated deficit)                                            -
                                                                            ------------

         Total shareholders' equity                                               24,680
                                                                            ------------

         Total liabilities and shareholders' equity                         $   1,554,597
                                                                            ============



        The accompanying notes are an integral part of these statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             For the Years Ended March 31,
                                                                         ------------------------------------
                                                                              1998                   1997
                                                                         ------------          --------------
                                                                           (Restated)
REVENUES:
    Equipment sales, net                                                 $  5,354,678          $    8,953,462
    Music sales, net                                                          693,885               1,610,594
    Commission income - related party                                               -                  90,583
    Other income                                                                7,538                  20,240
                                                                         ------------          --------------
         Total revenues                                                     6,056,101              10,674,879
                                                                         ------------          --------------

COST AND EXPENSES:
    Cost of equipment sales                                                 4,734,633               8,060,973
    Cost of music sales                                                       317,644               1,084,386
    Other operating expenses                                                  181,005                 576,602
    Selling, general and administrative expenses                            2,283,590               2,370,746
    Depreciation and amortization                                             177,268                 400,084
    Impairment of long-lived assets                                                 -               1,609,973
                                                                         ------------          --------------
         Total costs and expenses                                           7,694,140              14,102,764
                                                                         ------------          --------------
         Loss from operations                                              (1,638,039)             (3,427,885)
                                                                         ------------          --------------

OTHER (EXPENSES) INCOME:
    Interest expense                                                          (28,514)               (173,639)
    Interest income                                                             2,870                   5,033
    Factoring fees                                                            (95,257)               (235,312)
    Gain (loss) on sale or abandonment of
      property and equipment                                                  (25,822)                (43,325)
                                                                         ------------          --------------
         Total other expenses                                                (146,723)               (447,243)
                                                                         ------------          --------------
LOSS BEFORE EXTRAORDINARY ITEM                                             (1,784,762)             (3,875,128)

Extraordinary item:
    Early extinguishment of debt, net of income taxes                       4,489,750                       -
                                                                         ------------          --------------
    Income before provision for income taxes                                2,704,988                       -

PROVISION FOR INCOME TAXES                                                          -                       -
                                                                         ------------          --------------

NET INCOME (LOSS)                                                        $  2,704,988          $   (3,875,128)
                                                                         ============          ==============
NET INCOME (LOSS)
    PER COMMON SHARE (Basic and Diluted)                                 $      7,157          $      (13.759)
                                                                         ============          ==============
WEIGHTED AVERAGE COMMON AND COMMON
    EQUIVALENT SHARES OUTSTANDING
    (Basic and Diluted)                                                       377,936                 281,651
                                                                         ============          ==============


        The accompanying notes are an integral part of these statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
             For the Years Ended March 31, 1998 (Restated) and 1997




                                              Common Stock                              Retained            Total
                                                  $.01 Par Value         Additional     Earnings         Shareholders'
                                           -------------------------      Paid-In     (Accumulated          Equity
                                               Shares       Amount        Capital        Deficit)          (Deficit)
                                           ----------------------------------------------------------    -----------
Balance at March 31, 1996                   281,159   $   2,812       $  5,852,473    $ (5,671,544)      $   183,741

Issuance of common shares for
   debt settlement                            7,200          72             17,927               -            17,999

Net loss for the year ended
   March 31, 1997                                 -           -                  -      (3,875,128)       (3,875,128)
                                          ---------   ---------       ------------    ------------       -----------

Balance at March 31, 1997                   288,359   $   2,884       $  5,870,400    $ (9,546,672)      $(3,673,388)


Issuance of common shares for
   debt settlement                        2,068,576      20,685            330,973               -           351,658

Issuance of common shares for
  settlement with former officer            111,131       1,111             (1,111)              -                 -

Reorganization due to fresh
  start accounting                                -           -         (6,200,262)      6,041,684           641,422

Net income for the year ended
   March 31, 1998                                 -           -                  -       2,704,988         2,704,988
                                          ---------    --------       ------------    ------------       -----------
Balance at March 31, 1998                 2,468,066    $ 24,680       $          -    $          -       $    24,680
                                          =========    ========       ============    ============       ===========





        The accompanying notes are an integral part of these statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                     For the Years Ended March 31,
                                                                                  -----------------------------------
                                                                                      1998                  1997
                                                                                  ------------          -------------
                                                                                                         (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                                             $  2,704,985          $  (3,875,128)
    Adjustments to reconcile net loss to net cash
       provided by (used in) operations:

         Depreciation and amortization                                                 177,268                400,084
         Impairment of long-lived assets                                                    -               1,609,973
         (Gain) Loss on sale or abandonment of
           property and equipment                                                       25,822                 43,325
         Changes in operating assets and liabilities:
           Trade accounts receivable                                                   (49,364)              (124,873)
           Due from factor                                                                  (3)                33,833
           Inventories                                                                 759,724              1,136,415
           Prepaid expenses and other                                                    8,080                 50,037
           Income tax receivable                                                             -                     -
           Bank overdraft                                                              (10,599)                10,599
           Trade accounts payable                                                   (1,956,456)             1,101,286
           Trade accounts payable to related parties                                  (195,109)               (80,771)
           Accrued expenses                                                           (434,928)               (53,127)
           Royalties payable                                                          (678,456)              (123,784)
                                                                                  ------------          -------------

Net cash provided by operating activities                                              350,967                127,869
                                                                                  ------------          -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                                                      -                   (732)
    Proceeds from sale of property and equipment                                             -                     -
    Additions to song library                                                                -                     -
    Due from officer                                                                     5,689                   (975)
                                                                                  ------------          -------------

Net cash used in investing activities                                                    5,689                 (1,707)
                                                                                  ------------          -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Due to factor                                                                     (167,461)               222,443
    Issuance of common stock for debt settlement                                       351,658                      -
    Issuance of bridge warrants                                                              -                      -
    Loans payable                                                                     (543,305)              (338,496)
                                                                                  ------------          -------------

Net cash used in financing activities                                                 (359,108)              (116,053)
                                                                                  ------------          -------------

Net increase (decrease) in cash                                                         (2,452)                10,109

Cash at beginning of year                                                               10,222                    113
                                                                                  ------------          -------------

Cash at end of year                                                               $      7,770          $      10,222
                                                                                  ============          =============

SUPPLEMENTAL CASH FLOW INFORMATION
    Issuance of common stock for debt settlement                                  $  4,137,152          $      17,999
                                                                                  ============          =============

        The accompanying notes are an integral part of these statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   1. Organization and Basis of Presentation - The Singing Machine Company, Inc. and Subsidiary (the Company) is primarily engaged in the production, distribution, and marketing of karaoke music recordings, as well as the distribution and marketing of electronic karaoke audio equipment and accessories. The Company also acts as the exclusive commissioned sales agent for a related party which sells karaoke audio equipment to both unrelated parties located in the United States and internationally, and to the Company for distribution within the United States.

       On November 18, 1994, the Company completed an initial public offering of its common stock on Form SB-2.

       On April 11, 1997, The Singing Machine Company, Inc. filed a voluntary petition for relief pursuant to Chapter 11 of the United States Bankruptcy Act. Accordingly, all debts have bene classified as debts subject to compromise. See Note 12 to the consolidated financial statements related to the Company's Plan of Reorganization, as Amended.

   2. Principles of Consolidation - The consolidated financial statements include the accounts of The Singing Machine Company, Inc. and its wholly-owned foreign subsidiary. All significant intercompany transactions have been eliminated.

   3. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   4. Foreign Currency Translation - Local currency is generally considered the functional currency outside the United States. Assets and liabilities are translated at the year-end exchange rate. Income and expense items are translated at average rates of exchange prevailing during the year. The related translation adjustment is not material.

   5. Inventories - Inventories are substantially all finished goods, which consist primarily of electronic karaoke audio equipment accessories, audio and compact discs. Inventories are stated at the lower of cost (first-in, first-out method) or market. As of March 31, 1997, the carrying value of all audio and video tapes was reviewed by the Company and based upon the outcome of such review, the Company has recorded a reduction in the carrying value of such assets in the amount of $529,414, which was charged to cost of sales.

   6. Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   7. Investment in Song Library - Investment in song library consists of costs incurred in the production or purchase of master song tapes. The carrying value of investment in song library is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the investment in song library will not be recoverable, as determined based on the estimated undiscounted cash of the entity acquired over the remaining amortization period, the Company's carrying value of the investment in song library is reduced by the estimated shortfall of discounted cash flows. Amortization expense charged to operations for the fiscal years ended March 31, 1998 and 1997 amounted to $44,492 and $126,507, respectively.

   8. Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. During July, 1997, the Company moved to more cost effective facilities. All leasehold improvements and equipment associated with the prior facility were written down to $-0- value.

   9. Costs in Excess of Net Assets Acquired and Trademarks - The carrying value of goodwill and trademarks are reviewed if the facts and circumstances suggest it may be impaired. If this review indicates that the goodwill and trademarks will not be recoverable, as determined based on the estimated undiscounted cash of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill and trademarks is reduced by the estimated shortfall of discounted cash flows. As of March 31, 1997, the carrying value of goodwill and trademarks was reviewed by the Company and based upon the outcome of such review, the Company has recorded a reduction in the carrying value of such assets relating to music sales in the amount of $1,080,828. Accordingly, the write down of goodwill and trademarks has been charged to operations.

  10. Income Taxes - Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance.

       The principal types of temporary differences between assets and liabilities for financial statement and tax return purposes are net operating loss carryforwards and allowances for doubtful accounts.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  11. Revenue Recognition - Revenue from the sale of equipment and music are recognized upon shipment and are reported net of returns and allowances. Commission income is recognized as earned.

  12. Loss Per Common Share - Loss per common share is calculated based on the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. For the fiscal 1998 and 1997 periods, the effect of the common stock equivalents would be antidilutive and has not been included in the calculation.

  13. Pronouncements - In fiscal 1998, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which supercedes Accounting Principles Board Opinion No. 15. Pursuant to SFAS No. 128, earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. For the fiscal years ended March 31, 1998 and 1997, there is no difference between basic and diluted net loss per share or between the basic and diluted net loss per share as previously reported. Potential common shares from stock options, warrants, and convertible preferred stock are excluded in computing basic and diluted net loss per share as their effects would be antidilutive. The adoption of SFAS No. 128 did not have a material impact on the Company's consolidated financial statements.

  14. Fair Market Value of Financial Instruments - The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, note payable, accounts payable, and accrued liabilities approximates fair market value due to the immediate or short-term maturity of these financial instruments. The Company's liabilities are subject to compromise as discussed in note 12 to the consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company incurred losses and there is an accumulated deficit of $10,453,257 at March 31, 1998. Management of the Company believes that it has instituted certain initiatives, including an enhanced sales focus and cost reductions that will result in returning the Company to profitable operations in fiscal 1999, and the Company's backlog of orders placed by customers indicate this strategy is working.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998


NOTE 3 - SALE OF RECEIVABLES WITH RECOURSE

The Company sells certain trade accounts receivable, subject to full recourse provisions, pursuant to a factoring agreement, as amended. At March 31, 1998, the outstanding balance of such receivables for which the Company is contingently liable was approximately $532,765.

The Company received proceeds of approximately $1,987,000 and $2,855,000 in the fiscal 1998 period and fiscal 1997, respectively, upon the sale of trade accounts receivable under this agreement, and incurred approximately $95,257 and $235,000 in factor fees, respectively. All of the Company's accounts receivables, inventories, and intangibles are pledged as collateral under this agreement, and the factor holds back 50% of the approved receivable face amount as security. Minimum factor fees were $6,667 per month.

NOTE 4 - EQUIPMENT

A summary of equipment as of March 31, 1998 is as follows:

                                                     Estimated
                                                    Useful Lives
                                                      (Years)
                                                    ------------

               Computer equipment                         5           $   56,212
               Office equipment                           7               42,915
                                                                      ----------
                                                                          99,127
               Less accumulated depreciation                              79,692
                                                                      ----------
                        Totals                                        $   19,435
                                                                      ==========

Depreciation and amortization expense on property and equipment for the fiscal 1998 and fiscal 1997 periods is approximately $177,268 and $139,152, respectively.

NOTE 5 - LOANS PAYABLE

As of March 31, 1998, loan payable consists of the following:

Note payable, bearing annual interest at 10%, due upon demand and
subject to compromise                                                                               $    20,000

Note payable, bearing annual interest at 12% due
September 30, 1998, and subject to compromise to an officer and director                                 80,000
                                                                                                    -----------

                          Totals                                                                    $   100,000
                                                                                                    ===========


                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998

NOTE 6 - COMMITMENTS AND CONTINGENCIES

On May 1, 1997, the Company entered into a lease for an office and warehouse facility for a term of 25 months. Pursuant to the terms of the lease, the Company must pay maintenance, insurance, and real estate taxes. Total rent expense was approximately $77,724 and $203,000 in the 1998 and fiscal 1997 periods, respectively. Future minimum lease commitments under noncancellable, the operating lease are as follows:

       Year Ending March 31:
       --------------------

       1999                                           $   78,703
       2000                                               26,234
       2001                                                    -
                                                      ----------
                                                       $ 104,937
                                                      ==========

NOTE 7 - RELATED PARTY TRANSACTIONS

At March 31, 1998, the amount due from officer bears interest monthly at 9% per annum and is due on March 31, 1999.

The Company's Hong Kong wholly-owned subsidiary, International SMC (HK) Ltd., operates as an intermediary to purchase Karaoke hardware from factories located in China.

During the fiscal 1998 and 1997 periods, the Company purchased certain karaoke audio equipment and accessories from Far East companies (related party suppliers) controlled by a director. During fiscal 1998, the Company purchased goods from FLX (HK) Limited, a company related through a common director, in the amount of approximately $1,200,000. During fiscal 1997, the Company purchased approximately $1,900,000.

NOTE 8 - SHAREHOLDERS' DEFICIT

Effective May 3, 1994, the Company adopted a stock option plan (the Plan), which provides for the granting of both incentive and nonqualified stock options to key personnel, including officers, directors, consultants, and advisors of the Company, based upon the determination of the Board of Directors. The Plan was amended on June 29,1994, and incentive stock options were granted under the Plan to purchase 293,700 shares of the Company's common stock. The incentive stock options expire in 1999 and 2004.

On April 1, 1998, the Company effectuated a one for ten (1:10) reverse stock split. The primary purpose of the split is pursuant to the Company's Plan of Reorganization as Amended on March 17, 1998. Trading in the post-split shares commenced at the opening of business on April 1, 1998. No additional shares were issued in connection with the reverse split and those stockholders entitled to receive fractional shares received shares based on rounding to the nearest whole number. During April, 1998, the Company filed an amendment to its Articles of Incorporation increasing the authorized shares of the Company's common stock to ten million (10,000,000) shares.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998

NOTE 8 - SHAREHOLDERS' DEFICIT (continued)

The company's creditors, pursuant to the Company's Plan of Reorganization, as Amended, who elected to receive shares will be issued an aggregate of 2,068,576 post-split shares of common stock. The Company's legal counsel has written to each creditor requesting that the necessary information be completed and returned in order to issue the common stock. The financial statements reflect the issuance of 2,068,576 post-split shares of common stock to the Company's creditors.

These financial statements reflect the one for ten (1:10) reverse stock split in computing the weighted average common and common equivalent shares outstanding and the net loss per common share amounts and accounts for the subsequent increase of authorized common shares pursuant to the Company's amendment to its Articles of Incorporation during April, 1998.

At March 31, 1998, 215,000 of these options are currently exercisable, and the remaining 78,700, held by three individuals, become exercisable in maximum increments of 20,000 each year through June 29,1999. Additional incentive or nonqualified stock options may be granted to purchase up to 191,300 shares of the Company's common stock. At March 31, 1998, 485,000 shares of common stock have been reserved for issuance under the Plan.

On November 18, 1994, the Company closed the initial public offering of 1,380,000 shares of its common stock and 1,380,000 warrants (the Public Warrants) for an aggregate purchase price of approximately $7,080,000. The Public Warrants may be exercised at anytime beginning November 10, 1995, and continuing thereafter until November 10, 1999.

Also, included in the offering were 144,000 warrants issued to the Company's underwriters (the Representative's Warrants). The Representative's Warrants entitle the registered holders to purchase one share of the Company's common stock and a warrant to purchase an additional share of common stock. The warrants became exercisable November 10, 1995, and will continue thereafter until November 10, 1999.

During April, 1995, 272,250 Bridge Warrants were exercised resulting in net proceeds to the Company of $320,578.

During March, 1997, the Company issued 7,200 shares post-split of common stock to settle outstanding debt of approximately $18,000.

NOTE 9 - INCOME TAXES

On September 3, 1991, the Company underwent a change of ownership (as defined by Internal Revenue Code Section 382). This change limits the Company's ability to utilize its approximately $4,057,000 of net operating loss carryforwards (NOLs) as of March 31, 1997, to $14,000 per year (these NOLs expire from 2003 to 2007). At March 31, 1998, the Company has net operating loss carryforwards of approximately $10,635,490 (which are not subject to the above limitations) that expire through 2012. A valuation allowance of approximately $4,136,300 has been recognized to offset primarily all of the deferred tax assets related to these carryforwards.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998

NOTE 9 - INCOME TAXES (continued)

The differences between the statutory United States federal income tax rate and the effective tax rate are as follows:

                                                       Year Ended                      Year Ended
                                                      March 31, 1998                 March 31, 1997
                                                  ------------------                ----------------
       Statutory rate                                    (34.0)%                             (34.0)%
       State income tax effect, net of
          federal benefit                                 (4.6)%                              (4.6)%
       Changes in valuation allowance                     38.6%                               38.6%
                                                      ---------                       -------------
       Effective rate                                        -%                                  -%
                                                      =========                       =============

At March 31, 1998, the components of the cumulative effect of temporary differences in the deferred income tax liability and income tax asset balances are as follows:

                                                                      Total
                                                                  -------------
Assets:
Net operating loss carryforwards                                  $   4,105,300
Reserves for bad debts, sales returns and warranties                     31,000
                                                                  -------------
               Sub-totals                                             4,136,300

Valuation allowance                                                  (4,136,300)
                                                                  -------------
Net deferred tax assets                                           $           -
                                                                  =============

The net change in the valuation allowance during the fiscal 1998 period was an increase of $1,436,300.



NOTE 10 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

The Company derives primarily all of its equipment and music sales revenues from distributors and retailers of such products in the United States. Financial instruments, which potentially subject the company to concentrations of credit risk, consist principally of cash and accounts receivable (including receivables sold to factor with recourse). The credit risk associated with cash is considered low due to the credit quality of the depository institution. The Company's allowance for doubtful accounts is based upon management's estimates and historical experience. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998


NOTE 10 - CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS (continued)

During the fiscal 1998 and 1997 periods, 91% and 79%, respectively, of the Company's total revenues were derived from sales to five customers. Sales derived from customers who individually purchased greater than 10% of total revenues were as follows:

                                      Fiscal            Fiscal
                                        1998             1997
                                    -----------        --------

         Target                         36%               47%
         JC Penney                      19%               13%
         Best Buy                       22%               --
         Fingerhut                      11%               --



NOTE 11 - FOURTH QUARTER ADJUSTMENTS (UNAUDITED)

The following is a summary of certain year-end adjustment that are considered material in the aggregate to the results of the fourth quarter.

                                            Fiscal              Fiscal
                                             1998                1997
                                            ------            ----------
         Inventory write-down               $  -              $  529,414

         Impairment of long-lived assets       -               1,900,568

         Adjustment of royalties payable       -                (290,595)
                                            ------            ----------


NOTE 12 - DESCRIPTION OF PETITION

On April 11, 1997, The Singing Machine Company, Inc. filed a voluntary petition of relief pursuant to Chapter 11 of the United States Bankruptcy Act. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. These claims are reflected in the March 31, 1998, balance sheet as "liabilities subject to compromise." Additional claims (liabilities subject to compromise) may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the Debtor's property, plant, and equipment.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 1998


NOTE 12 - DESCRIPTION OF PETITION (continued)

On March 17, 1998, the United States Bankruptcy Court approved the Company's Plan of Reorganization, as Amended, and the Company emerged from Chapter 11 Bankruptcy.

NOTE 13 - FRESH START ACCOUNTING

The Company's consolidated financial statements have been restated on July 20, 1999 to reflect the changes in the trade accounts receivable common stock, additional paid in capital, retained earnings (accumulated deficit) account as of March 31, 1998.

                                     PART II

                     Information Not Required in Prospectus
                     --------------------------------------

Item 24. Indemnification of Directors and Officers

         Article 10 of the Company's Certificate of Incorporation, as amended, and Section 6 of the By- Laws of the Company, contain the following provisions with respect to indemnifying officers and directors of the Company:

                          Certificate of Incorporation

Article 10. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of the Company shall be personally liable to the Company or the Company's Shareholders for monetary damages for breach of a fiduciary duty as a director. Article 10 does not affect the availability of equitable remedies for breach of fiduciary duties.

                                     By-Laws

Indemnification of employees and other agents of the Company (including persons who serve the Company's request as employees or other agents of another organization in which it owns shares or of which it is a creditor) may be provided by the Company to whatever extent shall be authorized by the directors before or after the occurrence of any event as to or in consequence of which indemnification may be sought. Any indemnification to which a person is entitled under these provisions may be provided although the person to be indemnified is no longer a director, officer, employee, or agent of the Company or of such other organization. It is the intent of these provisions to indemnify directors and offices to the fullest extent not specifically prohibited by law, including indemnification against claims brought derivatively, in the name of the Company, and that such directors and officers need not exhaust any other remedies.

Item 25. Other Expenses of Issuance and Distribution

         The following table sets forth various expenses which will be incurred in connection with the registration of the Company's securities. Other than the SEC Registration Fee, the amounts set forth below are estimates:

         SEC Registration Fee.........................................$ 2,261.25
         Printing & Engraving Expenses................................
         Legal Fees and Expenses......................................
         Accounting Fees and Expenses.................................
         Blue Sky Fees and Expenses...................................

                                    TOTAL:............................$
                                                                       =========

Item 26. Recent Sales of Unregistered Securities

         The Company was incorporated in the State of Delaware in May, 1994, with 1,000,000 authorized common shares. Currently, the Company has authorized capital of 74,000,000 shares of common stock, $.01 par value. The Company has 2,931,975 shares of common stock issued and outstanding prior to this registration. See "Principal Securityholders" and "Description of Securities".

         In April, 1998, the Company amended its Certificate of Incorporation to increase the number of authorized common shares from 1,000,000 shares to 10,000,000.

         The Registrant issued 2,174,212 shares of the Company's common stock to pre-petition bankruptcy creditors pursuant to the Company's First Amended Plan of Reorganization (the "Plan") confirmed by the Bankruptcy Court on March 17, 1998. As of June 10, 1998, the Plan had been fully implemented.

         In January, 1999, the Company issued 30,000 shares of common stock to three (3) persons in consideration for professional services.

         In April, 1999, the Company amended its Certificate of Incorporation increase the number of authorized shares of common stock from 10,000,000 shares to 74,000,000 shares.

         In April, 1999, the Company issued 30,000 shares of common stock to three (3) persons in consideration for professional services.

         In April, 1999, the Company issued 2,500 shares of common stock to outside director, Walter Haskamp as consideration for serving as a Director of the Company.

         Registrant has sold and issued the securities described below pursuant to and in accordance with Regulation D under the Securities Act of 1933, as amended (the "Act") within the past three years where were not registered under the Act:

                                                              Number            Number of        Number of
                                    Date       Purchase       Of                Convertible      Common
                                    of         Price          Units             Preferred        Stock            Net
Name                                Purchase   Per Unit       Purchase          Shares           Warrants         Proceeds
----                                --------   --------       --------          ------           --------         --------
Itamar Jones Zac                    5/12/99    $27,500            1               20,000           4,000          $ 27,500
Jack Robbins                        5/12/99    $27,500            5              100,000          20,000          $137,500
Aton Trust Reg.                     5/12/99    $27,500           10              200,000          40,000          $275,000
Bank Sal. Oppenheim                 5/12/99    $27,500           10              200,000          40,000          $275,000
Albert Wardi                        5/12/99    $27,500          1/2               10,000           2,000          $ 13,750
Wolcot Capital Inc.                 5/12/99    $27,500            1               20,000           4,000          $ 27,500
John Klecha                         5/12/99    $27,500            6              120,000          24,000          $165,000
Sebastian Angelico                  5/12/99    $27,500            1               20,000           4,000          $ 27,500
Anthony Broy                        5/12/99    $27,500            1               20,000           4,000          $ 27,500
Wendy Blauner                       5/12/99    $27,500            1               20,000           4,000          $ 27,500
John Blauner                        5/12/99    $27,500            1               20,000           4,000          $ 27,500

                                      II-2

                                                              Number            Number of        Number of
                                    Date       Purchase       Of                Convertible      Common
                                    of         Price          Units             Preferred        Stock            Net
Name                                Purchase   Per Unit       Purchase          Shares           Warrants         Proceeds
----                                --------   --------       --------          ------           --------         --------
Entropy Holdings LLC                5/12/99    $27,500         2 1/2             50,000           10,000          $ 68,750
Benchmark Capital LLC               5/12/99    $27,500             4             80,000           16,000          $110,000
Josef A. Bauer                      6/28/99    $27,500             2             40,000            8,000          $ 55,000
Sil Venturi                         6/28/99    $27,500             1             20,000            4,000          $ 27,500
Frederick A. Merz                   6/28/99    $27,500             1             20,000            4,000          $ 27,500
Edward Steele                       6/28/99    $27,500             2             40,000            8,000          $ 55,000

         In May, 1999, the Company issued 17,549 shares of common stock to Memcorp, Inc. in consideration of $35,098 of product, or $2.00 per share.

         In June, 1999, the Company issued 200,000 shares of common stock to Edward Steele, a Director and Chief Executive Officer of the Company, in consideration for his personal guaranty of the Company's credit facility with EPK Financial.

         In June, 1999, the Company issued 150,000 shares of common stock to John Klecha, a Director, Chief Operating Officer and Chief Financial Officer of the Company, in consideration for his personal guaranty of the Company's credit facilities with Main Factors and EPK Financial.

Item 27. Exhibits

Exhibit No.  Description of Exhibit
----------   ----------------------
  3.1        Certificate of Incorporation and Certificate of Amendments Thereto of Registrant
  3.2        By-Laws of Registrant
  4.1        Form of Certificate Evidencing Shares of Common Stock
  5.1        Opinion re: Legality of the Securities Being Registered
 10.1        Edward Steele Employment Agreement 3/1/98 - 3/1/01
 10.2        John Klecha Employment Agreement 3/1/98 - 3/1/00
 10.3        Main Factors, Inc. Agreement 6/99
 10.4        EPK Financial Corporation Agreement 7/99
 10.5        Bankruptcy Plan of Reorganization
 10.6        Order Confirming Plan of Reorganization
 23.1        Consent of Counsel -      David A. Carter, P.A.
 23.2        Consent of Accountant - Weinberg & Company, P.A.
 23.3        Consent of Accountant - Samuel F. May, Jr. & Company, CPA's
 24.1        Power of Attorney

                                      II-3

Item 28. Undertakings

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM SB-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COCONUT CREEK, COUNTY OF BROWARD, STATE OF FLORIDA, ON ____________________, 2000.

                                       The Singing Machine Company, Inc.

Dated: _____________, 2000             By:______________________________________
                                         John F. Klecha, Chief Financial Officer

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature                                 Title

___________________________               Chairman of the Board of Directors and
Edward Steele                             Chief Executive Officer


__________________________                Chief Operating Officer,
John F. Klecha                            Chief Financial Officer and Director



__________________________                Director
Josef A. Bauer


__________________________                Director
Alan Schor

                                INDEX TO EXHIBITS

Exhibit No.   Description of Exhibit
----------    ----------------------
   3.1        Certificate of Incorporation and Certificate of Amendments Thereto of Registrant
   3.2        By-Laws of Registrant
   4.1        Form of Certificate Evidencing Shares of Common Stock
   5.1        Opinion re: Legality of the Securities Being Registered
  10.1        Edward Steele Employment Agreement 3/1/98 - 3/1/01
  10.2        John Klecha Employment Agreement 3/1/98 - 3/1/00
  10.3        Main Factors, Inc. Agreement 6/99
  10.4        EPK Financial Corporation Agreement 7/99
  10.5        Bankruptcy Plan of Reorganization
  10.6        Order Confirming Plan of Reorganization
  23.1        Consent of Counsel -      David A. Carter, P.A.
  23.2        Consent of Accountant - Weinberg & Company, P.A.
  23.3        Consent of Accountant - Samuel F. May, Jr. & Company, CPA's
  24.1        Power of Attorney